MANUALLY SINGED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



MAY 2 2003

FORM 6-K



03057512

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

P.E. 4-30-03

For the month of April, 2003

ALUMINUM CORPORATION OF CHINA LIMITED
(Translation of Registrant's Name Into English)

No.12B Fuxing Road, Haidian District, Beijing, People's Republic of China 100814
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes_X_ No__

Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No_X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

ALUMINUM CORPORATION OF CHINA LIMITED (the "Registrant") is furnishing under the cover of this Form 6-K English copies of the Registrant's Annual Report for the year ended December 31, 2002, and other proxy materials mailed to the Registrant's shareholders, including a Form of Proxy For Annual General Meeting and Reply Slip.


CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED



2002

Annual Report



CONTENT



CORPORATE INFORMATION

Registered name	中國鋁業股份有限公司
Name in English	Aluminum Corporation of China Limited
First registration date	September 10, 2001
Registered address	No. 12B Fuxing Road Haidian District, Beijing People's Republic of China 100814
Place of business	No. 12B Fuxing Road Haidian District, Beijing People's Republic of China 100814
Principal place of business in Hong Kong	Unit 3103, 31/F., Office Tower, Convention Plaza 1 Harbour Road Wanchai, Hong Kong
Authorised representative	Guo Shengkun
Company Secretary	Ding Haiyan
Department for corporate information and inquiry	Secretarial Office of the Board Tel: 86-10-6396 7331 86-10-6397 1690
Share registrar and transfer office	Hong Kong Registrars Limited Rooms 1901 - 5, Hopewell Centre 183 Queen's Road East Hong Kong
Depositary	Bank of New York Corporate Trust Office 101 Barclay Street New York, New York 10286 USA
Places of listing	The Stock Exchange of Hong Kong Limited ("HKSE") New York Stock Exchange, Inc ("NYSE")

Name of share
Chalco

Stock code
2600 (HKSE)
ACH (NYSE)

Principal banker
China Construction Bank
Industrial and Commercial Bank of China

Auditors
PricewaterhouseCoopers
Certified Public Accountants
22nd Floor, Prince's Building
Central, Hong Kong

Legal advisers

as to Hong Kong law:
Baker & McKenzie
14th Floor
Hutchison House
10 Harcourt Road
Central, Hong Kong

as to United States law:
Shearman & Sterling
12th Floor, Gloucester Tower
The Landmark
11 Pedder Street
Central, Hong Kong

as to PRC law:
Haiwen & Partners
Room 1711, Beijing Silver Tower
No. 2 Dong San Huan North Road
Chao Yang District, Beijing
People's Republic of China

CORPORATE PROFILE

Aluminum Corporation of China Limited ("Chalco" or the "Company") was established as a joint stock limited company incorporated in the People's Republic of China (the "PRC") on September 10, 2001, with Aluminum Corporation of China ("Chinalco"), Guangxi Development and Investment Co., Ltd. ("Guangxi Development") and Guizhou Provincial Materials Development and Investment Corporation ("Guizhou Development") acting as the promoters (the "Reorganization"). Thereafter, the Company completed a debt-for-equity swap, pursuant to which China Cinda Asset Management Corporation ("China Cinda"), China Orient Asset Management Corporation ("China Orient") and China Development Bank have also become the holders of domestic shares of the Company. The Company successfully offered its H shares and American Depositary Shares ("ADSs") in Hong Kong and New York, respectively, and its ADSs and H shares were listed on the New York Stock Exchange, Inc. and The Stock Exchange of Hong Kong Limited on December 11 and 12, 2001, respectively. Alcoa International (Asia) Limited ("Alcoa") is a strategic investor shareholder of the Company. The Company together with its subsidiaries are herein referred to collectively as the "Group".

The Group is the sole producer of alumina and the largest producer of primary aluminum in the People's Republic of China (the "PRC"). The Group's key facilities include four intergrated alumina and primary aluminum production plants, two alumina refineries, one primary aluminum smelter and one research institute, which are engaged in the production, sales and research of alumina and primary aluminum.

The scope of business of the Group includes bauxite mining, and alumina refining and primary aluminum smelting. Its principal products include alumina, primary alumium, gallium and carbon.



DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT PROFILE

Directors

Executive Directors

Guo Shengkun, 48, is our Chairman, President and Chief Executive Officer and has been employed by Chalco since 2001. Mr. Guo is chairman of the compensation committee under our Board of Directors and the General Manager of Chinalco. Mr. Guo holds a master's degree in engineering management and is a professor-grade senior engineer with over 22 years of experience in mining, government and corporate administration. Mr. Guo once served as Director of Guixi Silver Mine, General Manager of China Non-ferrous Metals Industry, Nanchang Branch, Deputy General Manager of China Non-ferrous Metals Industry Corporation and Deputy Director of the State Bureau of Non-ferrous Metals Industry. Mr. Guo also served as Chairman of the Supervisory Committee of State-owned Large Enterprises.

Liang Zhongxiu, 59, is an Executive Director and Senior Vice President and has been employed by Chalco since 2001. Mr. Liang is a professor-grade senior engineer with over 38 years of experience in the aluminum industry. Mr. Liang once served as Deputy Director of the Zhengzhou Aluminum Plant and Director of the Zhongzhou Aluminum Plant. He once was Deputy General Manager of China Great Wall Aluminum Corporation, General Manager of Shandong Aluminum Corporation and Chairman of Shandong Aluminum Company Limited. Mr. Liang also formerly served as General Manager of China Aluminum Corporation and Deputy General Manager of Chinalco.


Xiong Weiping
Executive Director and Senior Vice President
Guo Shengkun
Chairman, President & Chief Executive Officer
Liang Zhongxiu
Executive Director and Senior Vice President

Xiong Weiping, 46, is an Executive Director and Senior Vice President and has been employed by Chalco since 2001. Mr. Xiong has a Ph.D. degree in mining engineering and completed post-doctoral research in economics. He has academic achievements and practical experience in economics and corporate management. He was a professor and a supervisor of Ph.D students. He once was Vice President of Central South University of Technology and Deputy General Manager of China Copper, Lead and Zinc Corporation and Deputy General Manager of Chinalco.

Yan Yufu, 59, is an Executive Director of Chalco and Deputy General Manager of the Guizhou branch of Chalco. Mr. Yan has been employed by Chalco since 2001. Mr. Yan is a professor-grade senior engineer with extensive professional expertise in aluminum production and management. Mr. Yan once served as Deputy Director and then Director of Guizhou Aluminum Plant.

Non-executive Directors

Wu Weicheng, 57, is a non-executive Director of Chalco and Deputy General Manager of Chinalco. Mr. Wu is a senior engineer with extensive expertise in production and management. Mr. Wu once served as Director of Series II primary aluminum smelter of the Guizhou Plant, Director of Baiyin Aluminum Plant, Deputy General Manager of Baiyin Non-ferrous Metals Corporation, General Manager of the Qinghai Aluminum Plant and Deputy General Manager of China Aluminum Corporation.

Chen Xiaozhou, 40, is a non-executive Director of Chalco. Mr. Chen is a Vice President of China Cinda. Mr. Chen graduated from Hangzhou University in 1983 with a bachelor's degree in economics and obtained a master's degree in economics from the Financial Research Institute of the People's Bank of China. Mr. Chen once served in various positions in China Construction Bank before he was transferred to the investment banking department of China Cinda in 1999.

Joseph C. Muscari, 56, is a non-executive Director of Chalco. Mr. Muscari is the Group President of Alcoa Inc., for Asia and Latin America, with responsibility for operations and growth initiatives of Alcoa in those regions. He is also a member of the Executive Council of Alcoa Inc. Mr. Muscari graduated in 1968 from the New Jersey Institute of Technology with a bachelor's degree in industrial engineering. He obtained an M.B.A. degree from the University of Pittsburgh in 1969. In 1994, he received an honorary doctorate in law from Salem-Teikyo University in Tokyo.

Independent Non-executive Directors

Chiu Chi Cheong Clifton, 48, is an independent non-executive Director of Chalco and chairman of Chalco's audit committee. Mr. Chiu was appointed as an independent non-executive Director of Chalco in 2001. Mr. Chiu holds a master's degree in business administration. Mr. Chiu is a U.S. certified public accountant with extensive experience in international finance, securities and accounting. He serves as Vice Chairman of the Takeover and Mergers Panel of the Hong Kong Securities and Futures Commission. Mr. Chiu is also the Managing Director of Harvester (Holdings) Company Limited and is an independent non-executive Director of Shenzhen Expressway Company Limited.

Wang Dianzuo, 68, is an independent non-executive Director of Chalco. Mr. Wang was appointed as an independent non-executive Director of Chalco in 2001. Mr. Wang is a professor in ore dressing. Mr. Wang was once President of the Central South University of Technology, President of the Beijing General Research Institute for Non-ferrous Metals. Mr. Wang has served as Vice Chairman of Chinese Academy of Engineering. Mr. Wang is also a part-time professor at Central South University of Technology, Northeastern University and Beijing University of Science and Technology. He has also been elected as member of Chinese Academy of Sciences, Chinese Academy of Engineering and Russian Academy of Engineering and as a foreign associate of the US National Academy of Engineering. Mr. Wang is also a senior consultant to many research institutions.

Supervisors

Luo Tao, 49, is Chairman of our Committee of Supervisors and Deputy General Manager of Chinalco. He is also a senior economist with extensive management experiences in human resources, labor relations and corporate management. Mr. Luo was once a Vice President of Beijing General Research Institute for Non-ferrous Metals, Deputy Director of the Department of Human Resources and Training of China Non-ferrous Metals Industry Corporation and Director of Department of Human Resources of the State Bureau of Non-ferrous Metals Industry.

Yuan Li, 44, is a Supervisor elected as the representative of the employees of Chalco and Deputy General Manager of Chalco's Corporate Culture Department. He has been employed by Chalco since 2001. He is an engineer with extensive administrative and managerial experiences. He once served as Deputy Director of the General Management Office under the General Office of China Non-ferrous Metals Industry Corporation, head of the Department of Research and Survey as well as Chief of the Secretariat and an assistant inspector of the State Bureau of Non-ferrous Metals Industry and Deputy Director of the Department of Political Affairs of Chinalco.

Ou Xiaowu, 37, is a Supervisor of the Committee of Supervisors of Chalco and Deputy General Manager of Chalco's Guizhou branch. He is a senior auditor. Mr. Ou once served as Director of the Department of Auditing at the China Non-ferrous Metals Industry Corporation, Deputy Director of the Finance Department of China Copper, Lead and Zinc Corporation, and Director of General Affairs in Chinalco's Finance Department.

Other Senior Management Personnel

Song Peikai, 56, is a Vice President and has been employed by Chalco since 2001. Mr. Song is a professor-grade senior engineer with extensive experience in aluminum production technology and management. He once served as Deputy Director of the Shandong Aluminum Plant, Manager of Shandong Aluminum Corporation and Manager of China Great Wall Aluminum Corporation.

Zhang Chengzhong, 42, is a Vice President and has been employed by Chalco since 2001. Mr. Zhang is a professor-grade senior engineer with extensive experience in alumina production and research. Mr. Zhang once served as Deputy Director and then Director of the alumina production facility in our Shanxi Aluminum Plant, Deputy Director and then Director of the research institute affiliated with the Shanxi Aluminum Plant as well as Deputy Director and then Director of the Shanxi Aluminum Plant.

Li Henglong, 59, is a Vice President and has been employed by Chalco since 2001. Mr. Li holds a Ph.D. in mechanic design and building and is a professor-grade senior engineer with extensive expertise in metallurgical design and research as well as corporate management. Mr. Li once served as Deputy Chief Engineer and Deputy Director of Shenyang Aluminum and Magnesium Research and Design Institute, Deputy Director of the Bureau of Aluminum and Magnesium, Director of the Department of Investment and Management and Director of the Department of Finance of China Non-ferrous Metals Industry Corporation. Mr. Li was Deputy General Manager of China Aluminum Corporation and the Chief Engineer of Chinalco.

Chen Jihua, 35, is a Vice President and Chief Financial Officer. Mr. Chen obtained a master's degree from Central University of Finance and Banking. Mr. Chen has participated in a wide range of corporate and financial management projects. He once served as the Executive Manager of the International Finance Department of China Chenxin Securities Rating Company Limited, Chief Financial Officer with Red Bull Vitamin Beverages Company Limited and the China Operations of ALJ Group of Saudi Arabia. He also formerly served as Chief Financial Officer with Jitong Network Communications Company Limited. He has been employed by Chalco since May 2001.

Ding Haiyan, 44, is the secretary to Chalco's Board of Directors and has been employed by Chalco since 2001. Mr. Ding holds a master's degree in economics. He is a senior economist specializing in labor management and corporate asset management. He once served as Director of Labor Wage Division and Deputy Director of the Bureau of Labor and Insurance of China Non-ferrous Metals Industry Corporation, Deputy Director-General of the Enterprise Reform Department of the State Bureau of Non-ferrous Metals Industry as well as Director of the Department of Asset Management and Deputy Director of the Listing Office of Chinalco.

Chalco

is an aluminum producer with the largest operational scale and greatest influence in the Chinese aluminum industry.

Total revenue in 2002 amounted to

RMB

17.3 Billion



FINANCIAL SUMMARY

(Prepared in accordance with accounting policies which conform with accounting principles generally accepted in Hong Kong)

	Year ended December 31,				
	Consolidated (Note)	Pro forma combined (Note)			
	2002	2001	2000	1999	1998
Profit and Loss account	**RMB'000**	RMB'000	RMB'000	RMB'000	RMB'000
Turnover	**16,792,766**	15,987,913	17,664,069	13,650,657	11,550,067
Cost of goods sold	**13,358,361**	11,646,250	11,040,061	10,017,825	9,467,256
Gross profit	**3,434,405**	4,341,663	6,624,008	3,632,832	2,082,811
Other revenues	**522,875**	621,570	606,869	542,549	473,947
Expenses related to other revenues	**459,777**	587,722	446,828	335,311	262,822
Other revenues, net	**63,098**	33,848	160,041	207,238	211,125
Selling and distribution expenses	**501,829**	335,227	259,101	263,250	218,647
General and administrative expenses	**724,956**	1,074,411	1,245,083	1,158,858	865,666
Research and development expenses	**131,941**	144,048	309,477	111,368	37,966
Other expenses (income), net	**16,089**	(136,320)	16,024	(359,556)	(287,741)
Operating profit	**2,122,688**	2,958,145	4,954,364	2,666,150	1,459,398
Finance costs	**490,614**	549,410	708,233	1,304,734	1,977,643
Operating profit (loss) after finance costs	**1,632,074**	2,408,735	4,246,131	1,361,416	(518,245)
Share of (loss) profit of a jointly controlled entity	**(254)**	(125)	1,007	1,723	200
Profit (loss) before income taxes	**1,631,820**	2,408,610	4,247,138	1,363,139	(518,045)
Income taxes	**183,393**	756,820	1,589,475	486,584	129,783
Profit (loss) after income taxes	**1,448,427**	1,651,790	2,657,663	876,555	(647,828)
Minority interests	**46,822**	63,713	134,666	29,260	(4,847)
Profit (loss) for the year	**1,401,605**	1,588,077	2,522,997	847,295	(642,981)
Profit distribution to owner	**N/A**	4,722	106,352	111,857	10,528
Dividend	**472,496**	178,498	N/A	N/A	N/A

Summary of the Group's assets and liabilities for the five years is set out below:

	Consolidated (Note)		Pro forma combined (Note)		
	as of December 31, 2002 RMB'000	as of December 31, 2001 RMB'000	as of December 31, 2000 RMB'000	as of December 31, 1999 RMB'000	as of December 31, 1998 RMB'000
Total assets	**31,919,964**	33,397,511	23,308,217	22,525,095	22,402,587
Total liabilities	**16,396,017**	19,301,426	18,282,118	24,672,183	25,424,141
Total net assets (liabilities)	**15,523,947**	14,096,085	5,026,099	(2,147,088)	(3,021,554)

• *Note: See note 1(b) to the financial statements for an explanation of the basis of preparation of the Group's financial statements*


Turnover
RMB million
15,000
10,000
0
11,550
13,651
17,664
15,988
16,793
1998
1999
2000
2001
2002


Total Net Assets
RMB million
15,000
10,000
0
1998
1999
(3,022)
(2,147)
5,026
14,096
15,524
2000
2001
2002


Alumina Products
in thousand tonnes
4,000
2,000
3,320
3,820
4,300
4,700
5,410
1998
1999
2000
2001
2002


Primary Aluminum Products
in thousand tonnes
600
300
570
620
670
710
750
1998
1999
2000
2001
2002



Dear Shareholders,

I am pleased to present the annual report of Aluminum Corporation of China Limited (the "Company") for the fiscal year ended December 31, 2002 and, on behalf of all of the employees of the Company, express my gratitude to all our shareholders.

Mr. Guo Shengkun
Chairman, President and Chief Executive Officer

Product Market Reviews

Primary aluminum

The global economy began to recover in early 2002, but the market picked up at a moderate rate due to a lack of confidence in the fundamental conditions of the macro-economic environment and the economic recovery at the beginning of the year had not led to a substantial growth in the global aluminum consumption. However, the global primary aluminum production capacity continued to rise in 2002. As a result, there was an excessive growth in the inventory of primary aluminum on the London Metals Exchange (the "LME") that caused prices of primary aluminum to remain low. In 2002, the LME spot prices of primary aluminum fluctuated within a narrow range between US$1,280 and US$1,450 per tonne. The average three-month primary aluminum futures price was US$1,365 per tonne, representing a drop of approximately 6.1% compared with the previous year.

The market spot prices of primary aluminum in the PRC fluctuated substantially in 2002. Primary aluminum prices on the Shanghai Futures Exchange in the PRC were once lower than those on the LME in early 2002, with the inventory level of primary aluminum also on the increase. However, there existed an increasingly tight domestic primary aluminum spot market after August 2002 due to a growth of primary aluminum consumption in the PRC and the launch of the State's policy relating to the regulation of imported alumina. At the same time, transportation of primary aluminum products to be imported into the PRC was affected by the workers' strike in the ports of the west coast of the United States so that the supply of imported primary aluminum tightened and prices began to increase. In December 2002, the average prices of primary aluminum on the Shanghai Futures Exchange rose to RMB14,910 per tonne, representing an increase of approximately RMB1,407 or US$170 per tonne as compared to that of the LME over the same period in 2001. The average three-month primary aluminum futures price was RMB13,514 per tonne on the Shanghai Futures Exchange in 2002, representing a drop of 5.7% from the previous year.

In 2002, the increase in aluminum consumption in the PRC remained above 10% a year as a result of the rapid growth in the PRC's national economy. The domestic primary aluminum consumption was approximately 4,110,000 tonnes in 2002, representing an increase of 14.2% over the previous year. The PRC's primary aluminum consumption was mainly in the construction, electric power and packaging sectors. At the same time, domestic primary aluminum production volume also saw rapid growth. Total domestic primary aluminum production volume was approximately 4,360,000 tonnes in 2002, representing an increase of 26.8% over the previous year, which surpassed the consumption growth and constricted the rebound in the prices of primary aluminum. The net export volume of domestic primary aluminum was approximately 322,000 tonnes in 2002.

The average three-month aluminum futures price
London Metals Exchange vs Shanghai Futures Exchange


US cents / lbs
SHFE
LME
70
68
66
64
62
60
58
Jan Feb Mar Apr May Jun July Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun July Aug Sep Oct Nov Dec
2001
2002

Alumina

In 2002, the market prices of international and domestic alumina remained low in the business cycle of the industry. The annual average spot price of alumina in the international market was US$146 per tonne, representing a drop of 0.7% from the previous year. The annual average selling price of domestic alumina was RMB1,930 per tonne, representing a drop of 12.9% from the previous year. There was a stable rise in the global alumina prices in the first half of 2002 but the prices began to fall in the second half due to sufficient supply, and remained at a low level in October. The prices of domestic alumina fell to the lowest level of RMB1,830 per tonne. Towards the year end, alumina prices in the international market stopped falling and began to rebound rapidly as a result of a number of factors such as the substantial rise in demand for alumina in the PRC and various problems with certain alumina production in Australia and areas around the Caribbean Sea. At the end of the year, the selling price of alumina in Australia set a new high of US$180 per tonne for the year and the selling prices of domestic alumina reached as high as RMB2,000 per tonne. In addition, as a result of the resumption of primary aluminum production in a number of western countries and the rapid growth of the PRC's primary aluminum production in 2002, the global demand for alumina increased accordingly, contributing to the rise in alumina prices.

In 2002, the total domestic alumina output was approximately 5,410,000 tonnes, representing an increase of 15% over the previous year, making the PRC the second largest alumina producing country in the world. In 2002, the annual domestic consumption was approximately 9,100,000 tonnes, representing an increase of 26% over the previous year. Strong domestic demand for alumina resulted in a substantial rise in the import of alumina into the PRC. The volume of import reached 4,570,000 tonnes in 2002, representing an increase of 36% over the previous year.

Review of Operations and Performance

The PRC's national economy maintained a fast rate of growth in 2002. Gross domestic production grew by 8% annually. The rapid growth of the national economy led to a rapid development of the PRC's aluminum industry. As the largest primary aluminum producer in the PRC, the Group experienced a lot of opportunities and challenges. Confronted with intensifying market competition and pressure, the Group focused on corporate and management restructuring while ensuring stable production and operations as well as development, and achieved all of the Group's expected targets.

- Focused on scientific research and technological reform to improve product quality: The Group focused on internal sharing of technology, technological upgrading and improvement of operation practices to further improve its various technological and economical benchmarks and to increase capacity and efficiency of its equipment. With respect to product quality, further improvement in the physical benchmarks of alumina was made through scientific and technological reforms and improvement in the Group's operating standards. In 2002, the Group produced 5,410,000 tonnes of alumina products, representing an increase of 15.1% over the previous year. It produced 750,000 tonnes of primary aluminum products, representing an increase of 5.6% over the previous year.

- Strengthened management, adherence to the market and adjustment of sales strategies on a timely basis: The Group established a series of marketing management systems on the basis of a unified sales management structure. Progress has been achieved during the integration process of management procedures. The Group also adjusted its marketing strategies on a timely basis in response to the market conditions by targeting sales of alumina products at different categories of users, shortening transportation distances to enhance sales competitiveness. Prices of primary aluminum products were subject to a unified quotation system, which provided a unified basis for reference of selling prices by other PRC domestic aluminum smelters, while making the Group a leader in the PRC's domestic aluminum sales market. In 2002, the Group was approved by the State to engage in futures hedging business outside China. The Group recorded 4,230,000 tonnes of alumina products for external sales and a sales volume of 760,000 tonnes of primary aluminum products and the production to sales ratio reached 103.8% and 101.3% respectively.

- Adjusted development strategies and enhanced competitiveness: The Group has adjusted its development strategies on a timely basis in response to the changes in the supply and demand of the domestic aluminum market.

Alumina

Capitalizing on the market opportunities occasioned by rapid growth of domestic primary aluminium production and consumption, and leveraging the Group's unique competitive advantages in terms of resources, technology and extensive market access, the Group has made alumina its development priority and has increased and expedited its investment in alumina:

- Progress in the construction of the Pingguo Alumina Phase II Project is expected to be six months ahead of schedule.
- Zhongzhou Kilns No. 5 and 6 came into operation ahead of schedule, and the 300,000 tonnes "Ore-dressing" Bayer project commenced ahead of schedule.
- The construction of the Shanxi 800,000 tonnes alumina Phase III project is expected to commence ahead of schedule.
- A new bauxite deposit was discovered in the western part of Guangxi Province. A cooperation agreement for a joint venture was signed and a feasibility study has been underway. If it is feasible, a joint venture for an alumina plant with an annual output of 800,000 tonnes is proposed to be established.

Primary Aluminum

In line with the changes in the market, the Group adjusted its primary aluminum development strategy properly by expanding the primary aluminum production capacity on a selective basis using a variety of methods as well as by lowering costs so as to consolidate the Group's leading position in the PRC's aluminum industry.

- The Company signed a joint venture contract with Shanxi Zhangze Power Co., Ltd. for the establishment of an aluminum-power joint venture company.

- A smelter with an annual output of 500,000 tonnes, the Phase I construction scale of which has an output of 250,000 tonnes, was proposed to be established in Yichang City of Hubei Province, and a letter of intent for a preferential direct power supply was signed with Three Gorges Power.

- A letter of intent has been signed in Henan Province for the acquisition of production facilities with an annual output of 190,000 tonnes of primary aluminum.

In 2002, the Group had total capital expenditures of approximately RMB4 billion which was primarily used to expand alumina production capacity by 580,000 tonnes and primary aluminum production capacity by 42,000 tonnes.

- Strengthened budget management and further reduced costs and expenses: The Group has adopted a system that combines budget management and accountability appraisal. By centralizing procurement and verification of procurement quantity and prices, inventories declined by RMB560 million in the second half of the year. A special task force was formed to deal with overdue accounts receivable, and as a result, long outstanding accounts receivable amounting to RMB97.05 million were recovered during the year. Meanwhile, the accounts receivable decreased by RMB490 million in the second half of the year. The Company entered into a strategic cooperation with the Construction Bank of China, Industrial and Commercial Bank of China and Everbright Bank of China so that the Company was granted a comprehensive credit line of RMB18 billion, which further ensured a supply of sufficient and low interests funds to the Group and reduced finance costs by approximately RMB58.8 million. In 2002, the Group achieved the expected progress in its cost reduction plan. The manufacturing cost of alumina in terms of cash paid declined by 5.8% as compared to 2001, while the manufacturing cost of primary aluminum in terms of cash paid declined by 3.0% as compared to 2001.

- Benefited from government policies: The implementation of the development strategy for the western region of China and the preferential policies of the State served as factors in support of the development of the Company. As a result, the income tax rate applicable to the Group's Guizhou Plant, Qinghai Plant and Pingguo Plant decreased from 33% to 15%.

The consolidated turnover and other revenues of the Group for the year ended December 31, 2002 amounted to RMB17,316 million, representing an increase of 4.3% over the same period in the previous year. The consolidated profit for the year was RMB1,402 million, representing a drop of 11.7% from the same period of the previous year. Consolidated earnings per share amounted to RMB0.13.

Final Dividend

The Company's Board of Directors has proposed to declare a final dividend of RMB0.045 per share totaling RMB472,496,000 for 2002. The proposal to declare and pay this final dividend is to be submitted to shareholders at the annual general meeting to be held on June 12, 2003 for approval.

Future Development and Prospects of Businesses

PRC is the world's second largest and the fastest growing market for alumina and primary aluminum. The sustained, rapid and stable development of the PRC's economy will fuel the further growth of the PRC's aluminum industry. In particular, the implementation of strategies for the development of the western region of China and the 2008 Olympics Games will significantly stimulate the consumption of aluminum. With the increasing supply and demand in the PRC's aluminum market, the Group will experience more opportunities as well as greater pressure from intensified market competition.

The Group has been focusing on the development of its core business and making ongoing efforts to achieve the best operating performance and practices. The Group has set the year 2003 as the "Year of Development" in which the Group will improve its performance and carry out its continuous, rapid and well planned development by capturing market opportunities, accelerating development process, continuously reducing costs and strengthening management standards. The Group has strong confidence and capability to seize opportunities presented and meet challenges. The Group's main task objectives for 2003 are:

- Accelerate the construction of investment projects and the progress in equity joint ventures on the basis of the adjusted development strategies: The Group will implement its development strategy in full by giving priority to the development of its alumina business, and developing primary aluminum on a selective basis. The Group will enhance the exploration and development initiatives of bauxite deposits and the rational utilization of its bauxite deposits, further accelerate the construction of its alumina projects, and identify opportunities for the exploration of overseas bauxite deposits and alumina. The Group will also strive to implement its aluminum projects and cooperative or equity joint venture projects with power companies to take advantage of the State's restructuring policies in relation to the power industry. By focusing on low-cost acquisitions and mergers, the Group will strive to substantially expand its primary aluminum production capacity through acquisitions and mergers.

- Improve management by means of an information system: The Group will fully utilize the information technology in the restructuring and enhancement of the conventional aluminum industry. Built upon the Group's centralized management framework, the Group will achieve a completely unified operation in terms of a smooth and effective operation in business processes such as the flow of commodities, cash and information.

- Improve the Group's scientific and technological development strategies and facilitate scientific and technological research: The Group will formulate medium and long-term scientific and technological development plans to achieve advanced technology. The Group will further improve product quality, upgrade production techniques, reduce materials consumption, adjust product mix, and accelerate the commercialization of the achievements of its research and development.

- Strengthen budget management and further reduce costs: By introducing market sensitive factors, the Group will improve its budget control, security and appraisal systems. Based on a three-year cost reduction program, the Group will further reduce materials consumption, energy consumption and procurement expenses, and control its expenditures to increase the Group's profit.

Guo Shengkun
Chairman, President and Chief Executive Officer

Beijing, PRC
April 14, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements together with the accompanying notes, included elsewhere in this annual report. The financial statements have been prepared in accordance with accounting policies which conform with accounting principles generally accepted in Hong Kong ("HK GAAP"), which differ in certain material respects from the generally accepted accounting principles in the United States ("U.S. GAAP"). A discussion of the material differences is contained under the heading "Supplementary Information". Our financial statements and operating data present, and the discussion and analysis in this annual report pertain to, the results of operations of the business transferred to us by Chinalco and are based on the historical financial information of Chinalco.

Overview

The Group is engaged principally in alumina refining and primary aluminum smelting operations. We organise and manage our operations according to the following business segments:

- Alumina segment, which consists of mining and purchasing bauxite and other raw materials, refining bauxite into alumina, and selling alumina both internally to the Group's primary aluminum smelters and externally to customers outside the Group. To a lesser extent, this segment also includes the production and sales of alumina hydrate, alumina chemicals and gallium.

- Primary aluminum segment, which consists of procuring alumina and other raw materials, supplemental materials and electricity, smelting alumina to produce primary aluminum, and selling substantially all primary aluminum products to external customers. In addition, this segment includes production and sales of carbon products.

- Corporate and other services segment, which includes the headquarters' operations, sales of alumina products related to research conducted by the Group's research institutes and provision of the Group's research and development services to third parties.

Results of Operations

The following table sets forth, for the periods indicated, information relating to certain income and expense items from the Group's profit and loss account:

	Year ended December 31,	
	2001	**2002**
	(pro forma)	**(consolidated)**
	(percent)	
Turnover	100.0%	100.0%
Cost of goods sold	72.8	79.5
Gross profit	27.2	20.5
Other revenues	3.9	3.1
Expenses related to other revenues	3.7	2.7
Other revenues, net	0.2	0.4
Selling and distribution expenses	2.1	3.0
General and administrative expenses	6.7	4.3
Research and development expenses	0.9	0.8
Other expenses (income)	(0.8)	0.1
Operating profit	18.5	12.7
Finance costs	3.4	2.9
Operating profit after finance costs	15.1	9.8

Revenues

The Group's total revenues amounted to RMB 17,315.6 million for the year ended December 31, 2002, representing an increase of RMB 706.1 million, up 4.3%, from the previous year's RMB 16,609.5 million. Total revenues include turnover and other revenues. Turnover accounted for 96.3% and 97.0% of the Group's total revenues for the years ended December 31, 2001 and 2002, respectively. The Group's turnover increased by 5.0% from RMB 15,987.9 million for the year ended December 31, 2001 to RMB 16,792.8 million for the year ended December 31, 2002, representing an increase of RMB 804.9 million. The increase was primarily due to the increase in the Group's sales volume. The Group's external sales volume of alumina increased by 16.6% from 3,207,800 tonnes for the year ended December 31, 2001 to 3,740,500 tonnes for the year ended December 31, 2002. The Group's external sales volume of primary aluminum increased by 8.4% from 699,800 tonnes for the year ended December 31, 2001 to 758,600 tonnes for the year ended December 31, 2002. However, the above increase in sales volume was offset by the decrease in price. The average external sales price per tonne for the Group's alumina decreased by 12.9% from RMB 1,896.0 for the year ended December 31, 2001 to RMB 1,649.7 for the year ended December 31, 2002. The average sales price per tonne for the Group's primary aluminum decreased by 3.2% from RMB 11,885.7 per tonne for the year ended December 31, 2001 to RMB 11,500.2 per tonne for the year ended December 31, 2002. This price decrease was primarily a result of the decrease in international alumina and primary aluminum spot prices as of December 31, 2002 as compared with December 31, 2001. The percentage of decrease was largely the same for the Group's average sales price versus the international spot price.

Cost of Goods Sold

The Group's cost of goods sold increased by 14.7% from RMB 11,646.3 million in 2001 to RMB 13,358.4 million in 2002. Although the unit costs of primary aluminum and alumina decreased, the cost of goods sold for primary aluminum and alumina still increased by 5.6% and 23.6% respectively as a result of the increase in sales volume of primary aluminum and alumina.

Selling and Distribution Expenses

The Group's selling and distribution expenses consist of freight and transportation, packaging and advertising for the Group's products and other related expenses. The Group's selling and distribution expenses increased by 49.7% from RMB 335.2 million in 2001 to RMB 501.8 million in 2002. The Group took measures to integrate its sales networks to enhance their efficiency in 2002. However, the market conditions for sales of alumina in the first ten months were not very satisfactory. To promote sales, the Group paid transportation, packaging and loading expenses on behalf of its customers. As a result, selling and distribution expenses increased by RMB126.8 million.

General and Administrative Expenses

The Group's general and administrative expenses include management and staff salaries and welfare expenses, office equipment maintenance and repairs, provision for doubtful accounts receivable, government levies and surcharges and other miscellaneous expenses. General and administrative expenses decreased by 32.5% from RMB 1,074.4 million in 2001 to RMB 725.0 million in 2002. The decrease was mainly due to the recovery of the accounts receivable in 2002 for the years prior to 1999 and such amount recovered was set off against a portion of the provision for doubtful accounts receivable. As a result, general and administrative expenses decreased by RMB 151.3 million. The centralization of management in 2002 reduced a number of administrative expenses, including the remunerations payable to executive staff, which decreased by RMB35.63 million

Research and Development Expenses

The Group's research and development expenses relate to activities associated with developing new technologies to improve production efficiency at the Group's plants. The Group's research and development expenses decreased by 8.4% from RMB 144.0 million in 2001 to RMB 131.9 million in 2002. The decrease was primarily due to the centralization of project management and controls imposed by the Group's headquarters to avoid redundant projects.

Other Income / Expenses

The Group's other income net of other expenses decreased from a net income of RMB 136.3 million in 2001 to a net expense of RMB16.09 million in 2002. The Group recorded a gain in 2001 of RMB 103.0 million relating to a settlement reached with State Development Bank for settlement of the outstanding interest payable by the Company. The Group experienced an exchange loss of RMB28.28 million in 2002 and an exchange gain of RMB9.91 million in 2001 due to the fluctuation in exchange rates for its foreign currency short-term deposits and foreign currency bank loans.

Operating Profit

The Group's operating profit decreased by 28.2% from RMB 2,958.1 million in 2001 to RMB 2,122.7 million in 2002. The Group's operating profit as a percentage of turnover decreased from 18.5% in 2001 to 13.0% in 2002.

Finance Costs

The Group's finance costs decreased by RMB 58.8 million, or 10.7%, from RMB 549.4 million in 2001 to RMB 490.6 million in 2002. The decrease was mainly attributable to the centralization of the cash management function from the plant level to the Company's headquarters which reduced the level of idle funds and emphasized the effective use of funds across the Group. In addition, the Group expedited the collection of accounts receivable and reduced its inventory levels so that the level of funds employed was reduced. The Group co-ordinated closely with banks for funding in order to reduce the interest rates of short-term loans.

Income Taxes

The Group's income tax expense decreased from RMB 756.8 million in 2001 to RMB 183.4 million in 2002. The decrease was mainly because the three plants of the Group situated in Guizhou Province, Pingguo and Qinghai Province in the western region of the PRC were entitled to preferential treatment in connection with the national policy to develop the western region, so that the income tax rate was reduced from 33% to 15%. The preferential tax rate is applicable to qualified operations in specified regions with retroactive effect from January 1, 2001 for a ten-year period to December 31, 2010 as long as the three plants continue to engage in qualified operations in their respective regions. Meanwhile, the decrease in taxable profit for 2002 also led to a decrease in income tax expense.

During 2002, the Group's effective tax rate was 11.2%, which was lower than the statutory tax rate of 33.0%. This was mainly due to a combination of factors including certain income that was not subject to income tax, the preferential income tax treatments enjoyed by the three plants in the western region and a subsidiary of the Company at a reduced income tax rate of 15% and an 18% income tax refund in respect of the income tax paid by the three plants at the rate of 33% in 2001.

Minority Interests

Minority interests decreased from RMB 63.713 million in 2001 to RMB 46.822 million in 2002 primarily as a result of the decrease in the profit of the Company's subsidiary, Shandong Aluminum Co. Ltd., which has minority shareholders.

Net Profit for the Year

As a result of the foregoing, the Group's net profit for the year decreased by 11.7% from RMB 1,588 million in 2001 to RMB 1,402 million in 2002.

Discussion of Segment Operations

The Group began accounting for its operations on a segmental basis, that is, the alumina and primary aluminum segments as well as the corporate and other services segment commencing from July 1, 2001. Although the Group had not divided its operations into these segments in the first half of 2001, for the purposes of the following discussions, the Group has reconstructed the financial results on a segmental basis also for the first half of 2001. Consequently, the Group would like to caution investors not to place undue reliance on historical segmental operating revenues, operating expenses or operating income. However, the information can be used as a reference for evaluation of the economic efficiency of these segments.

Unless otherwise indicated, also included in these segments are other revenues derived from such activities as supplying electricity, gas, heat and water to affiliates, selling scrap and other materials, and providing services including transportation and research and development to third parties. Interest income and dividends from unlisted securities investments, included in other revenues, are not attributed to any segments. For additional data and information relating to the Group's business segments and segment presentation, see Note 3 to the financial statements.

The following table sets forth (i) revenues by segment for the periods indicated, and (ii) the contribution of external sales and inter-segment sales for 2002 as a percentage of turnover for such period, both before and after elimination of inter-segment sales.

	Year ended December 31,		Before Elimination of Inter-segment Sales	After Elimination of Inter-segment Sales
	2001	2002	2002	2002
	RMB	*RMB*		
	(in millions)			
Turnover				
Alumina:				
External sales	7,056.7	7,459.0	39.0%	44.4%
Inter-segment sales	2,124.6	2,320.6	12.2%	—
	9,181.3	9,779.6	51.2%	44.4%
Primary aluminum:				
External sales	8,888.1	9,268.1	48.5%	55.2%
Corporate and other services:				
External sales	43.1	65.7	0.3%	0.4%
Total turnover before inter-segment eliminations	18,112.5	19,113.4		
Elimination of inter-segment sales	(2,124.6)	(2,320.6)		
Total turnover	15,987.9	16,792.8		

The following table sets forth, for the periods indicated, turnover, costs of goods sold, other costs net of other revenues and other income, and operating profit (loss) by segment before and after elimination of inter-segment transactions.

	Year ended December 31,	
	2001	**2002**
	RMB	*RMB*
	(in millions)	
Alumina:		
Turnover	9,181.3	9,779.6
Cost of goods sold	(6,228.3)	(7,697.5)
Other costs, net of other revenues and other income	(831.6)	(702.4)
Operating profit	2,121.4	1,379.7
Primary aluminum:		
Turnover	8,888.1	9,268.1
Cost of goods sold	(7,479.9)	(7,902.6)
Other costs, net of other revenues and other income	(190.7)	(222.0)
Operating profit	1,217.5	1,143.5
Corporate and other services:		
Turnover	43.1	65.7
Cost of goods sold	(38.3)	(48.0)
Other costs, net of other revenues and other income	(30.5)	(75.6)
Operating profit	(25.7)	(57.9)
Segment operating profit before unallocated operating profit and inter-segment elimination	3,313.1	2,465.3
Unallocated operating loss	(330.6)	(311.7)
Inter-segment elimination	(24.4)	(30.9)
Total operating profit	2,958.1	2,122.7

Alumina Segment

Turnover

The Group's total turnover of the alumina segment increased by RMB 598.3 million to RMB9,779.6 million in 2002, up 6.5% over 2001.

The Group sold alumina to its smelters and to external domestic smelters. Revenue from the external sales of alumina in 2002 rose by RMB 88.7 million, up 1.5% compared with 2001, mainly due to an increase in the external sales volume of alumina from 3,207,800 tonnes in 2001 to 3,740,500 tonnes in 2002, up 16.6%. Affected by the decline in international alumina market price, the external sales prices of alumina were adjusted downward a number of times during 2002 to keep in line with the declining import prices of alumina. The effect of the rise in sales volume was offset by the decline in the external sales prices of alumina.

Turnover from the sales of alumina to the Group's smelters in 2002 rose by RMB 196 million, up 9.2% from 2001 due to an increase in the Group's internal sales volume from 1,200,000 tonnes in 2001 to 1,390,000 tonnes in 2002, up 15.8%. The internal sales volume of alumina as a percentage of the total sales volume dropped from 28% in 2001 to 27% in 2002.

Cost of Goods Sold

The total alumina segment cost of goods sold in 2002 increased by RMB 1,469.2 million, up 23.6% compared with that of 2001. The total production costs of the alumina segment increased by 9.5% from RMB 6,411.4 million in 2001 to RMB 7,017.7 million in 2002. Production costs consist of raw materials and supplemental material costs, fuel and power costs, manufacturing expenses, labour costs and depreciation expenses. While production cost is generally a good proxy for analysing cost of goods sold, differences can arise due to inventory changes. Production costs increased mainly because the production volume of alumina products increased by 15.1%. The decrease in unit production costs of alumina was not enough to offset the increase in volume of alumina being sold at lower prices. The production costs of alumina made up 92.2% and 94.0% of the production costs of the alumina segment in 2001 and 2002, respectively. The production costs of alumina increased by 11.6% from RMB 5,908.5 million in 2001 to RMB 6,594.1 million in 2002.

The unit production costs of alumina including depreciation expense decreased by 3.4% from RMB 1,336.5 per tonne in 2001 to RMB 1,290.3 per tonne in 2002. The unit production costs of alumina not including depreciation expense decreased by 5.8% from RMB 1,146.9 per tonne in 2001 to RMB 1,080.2 per tonne in 2002. The decrease was mainly due to the reduction in consumption as a result of technological renovation, but this decrease was partially offset by the increase in domestic coal prices in 2002 and the increase in production volume.

Operating Profit

Total operating profit for the alumina segment decreased by 35.0% from RMB 2,121.4 million in 2001 to RMB 1,379.7 million in 2002 primarily as a result of a 23.6% increase in the cost of goods sold, which was partially offset by an increase of 6.5% in turnover of this segment. The Company's operating profit as a percentage of the turnover decreased from 23.1% in 2001 to 14.1% in 2002.

Primary Aluminum Segment

Turnover

The Group's total turnover of the primary aluminum segment increased by RMB 380 million to RMB 9,268.1 million in 2002, up 4.3% over 2001. This is mainly attributable to an increase of 8.4% in the sales volume of primary aluminum, which was partially offset by a 3.2% decrease in the average sales price for the Group's primary aluminum.

Cost of Goods Sold

The total cost of goods sold for the Group's primary aluminum segment increased by 5.7% from RMB 7,479.9 million in 2001 to RMB 7,902.6 million in 2002 mainly due to the increase in primary aluminum sales volume. Production costs of the primary aluminum segment increased by 16.3% from RMB 7,351.1 million in 2001 to RMB 8,548.3 million in 2002. Production costs of the primary aluminum segment include raw materials and supplemental materials costs, fuel and power costs, labour costs, manufacturing expenses and depreciation expenses in the production of primary aluminum and carbon. The increase in production cost was attributable to an increase in production volume of primary aluminum. Production costs of primary aluminum accounted for 83.1% and 74.7% of the total production costs of the segment for 2001 and 2002, respectively.

The unit production costs of primary aluminum as a product including depreciation expense increased by 1.6% from RMB 9,673.7 per tonne in 2001 to RMB 9,823.8 per tonne in 2002. The unit production costs of primary aluminum not including depreciation expense increased by 2.5% from RMB 8,774.5 per tonne in 2001 to RMB 8,990.8 per tonne in 2002. The increase was mainly due to a change in the Group's practice of charging cost prices for internal sales during January to June, 2001 to selling at market prices for internal sales for alumina from July 1, 2002. If the transfer price was computed on the same basis as in the previous year, the unit production costs of primary aluminum not including depreciation expense amounted to RMB 8,514.9 per tonne, representing a decrease of 3.0% as compared with that in the previous year.

Operating Profit

Operating profit of the primary aluminum segment decreased by 6.1% from RMB 1,217.5 million in 2001 to RMB 1,143.5 million in 2002. The operating profit of the Group's primary aluminum segment as a percentage of that segment's turnover decreased from 13.7% in 2001 to 12.3% in 2002.

Corporate and Other Services Segment

The Group's corporate and other services segment reflected the expenses for the Company's headquarters and research and development services and profit from product sales of the Group's research institute to external customers. Operating profit for the segment amounted to a loss of RMB 57.9 million for the year ended December 31, 2002.

Liquidity and Capital Resources

The Group's primary sources of funding are cash provided by operating activities, and short-term and long-term borrowings. The Group's primary uses of funds have been production-related working capital, repayment of short-term and long-term borrowings and capital expenditures.

The Group has historically taken advantage of the significantly lower interest rates on short-term debt to reduce financing costs on the Group's capital expenditures. Interest rates on short-term debt in the PRC have generally been approximately 1% to 2% per annum lower than those on long-term debt. As a result, the Group has incurred a substantial amount of revolving short-term borrowings. The Group's current liabilities as of December 31, 2002 exceeded the Group's current assets by RMB 2,450.9 million. As of December 31, 2002, the Group's short-term debt amounted to RMB 5,103.3 million (including the current portion of long-term debt, which was RMB1,054.0 million) and comprised 50.77% of the Group's total debt.

In addition, most of the government funding for the Group's capital expenditure projects has been in the form of loans from state-owned banks and commercial banks. As of December 31, 2001 and 2002, the Group had long-term loans of RMB 5,391.9 million and RMB 4,949.3 million, respectively.

The Group's leverage ratio, or the Group's total debt divided by the aggregate of the Group's total debt plus owners' equity, has significantly decreased from 43.54% as of December 31, 2001 to 39.30% as of December 31, 2002. This was primarily the result of retained earnings and the proceeds from the exercise of the Over-allotment Option from the Company's Global Offering.

In addition to internally generated funds as well as the remainder of the proceeds from the Global Offering, the Group may continue to rely on bank borrowings to finance its capital expenditure plans.

In view of the Group's credit and the availability of funds in the PRC, the Group currently does not foresee significant difficulties in obtaining bank borrowings. The Company plans to finance its capital expenditure projects and related expenditures principally through cash provided by operating activities, short-term and long-term debts and the remainder of the net proceeds from the Global Offering. The Group has also established standby credit facilities with domestic banks for an aggregate of RMB 18,043 million to finance any capital shortfall related to its alumina and primary aluminum projects and for relevant working capital purposes. The Group believes that the Group's working capital is sufficient to meet its present needs.

Cash and Cash Equivalents

Included in the cash and cash equivalents of the Group as of December 31, 2002 were amounts denominated in foreign currencies of RMB674.6 million, comprising US$73,743,000 and HK$58,553,000.

The following table sets forth, for the periods indicated, a condensed summary of the Group's statement of cash flow:

	For the year ended December 31,	
	2001	**2002**
	RMB	*RMB*
	(in millions)	
Cash flows from operating activities:		
Net cash provided by operations [1]	4,678.1	4,101.1
Net change in working capital [2]	(1,630.1)	(201.6)
Net interest paid for investment	(480.7)	(862.4)
Profit distributed to Chinalco and dividends paid	(142.2)	(218.0)
PRC income tax paid and others	(484.2)	(323.3)
Total	1,940.9	2,495.8
Cash flows from investing activities:		
Capital expenditures	(2,944.5)	(3,894.2)
Sale of fixed assets and net sales of investments	(102.8)	(3.8)
Net increase in bank deposits	471.7	75.1
Total	(2,575.6)	(3,822.9)
Cash flows from financing activities:		
Net borrowings	807.6	(956.9)
Net proceeds from issue of shares	3,098.6	—
Net (distributions to) contributions from Chinalco and minority shareholders	(750.3)	205.4
Others [3]	(47.8)	101.0
Total	3,108.1	(650.5)
Net increase/(decrease) in cash and cash equivalents	2,473.4	(1,977.6)

(1) Represents income/(loss) before income tax and minority interests as adjusted for depreciation expense, loss on disposal of fixed assets, interest waived written back, interest income and interest expenses.

(2) Represents decrease/(increases) in inventories, accounts receivable and other receivable, accounts payable and other payables, including amounts due from and due to related parties.

(3) Represents increases in bank deposits pledged and acquisition of minority interests.

Net Cash Flow from Operating Activities

Net cash provided by operations decreased by 12.3% from RMB 4,678.1 million for the year ended December 31, 2001 to RMB 4,101.1 million for the year ended December 31, 2002. The decrease was primarily the result of decreases in sales prices for alumina and primary aluminum, which were partially offset by the increase in sales volume of alumina and primary aluminum in 2002. Of the net cash provided by operations during the year ended December 31, 2002, RMB 862.4 million was used for interest payment (net of interest received), RMB 323.3 million was used to pay PRC income tax, and RMB 218.0 million was used for profit distribution to shareholders.

The Group has begun to implement a centralised cash management system. The Group expects that this system will help:

- centralise and simplify internal clearing and settlement procedures;
- utilise excess bank deposits to reduce bank borrowings;
- reduce accounts receivable; and
- improve the overall efficiency of the Group's internal funds management.

Cash Flows from Investing Activities

During the years ended December 31, 2001 and 2002, 100.0% of the cash from investing activities was used for capital expenditures. The Group's cash outlays for capital expenditure projects amounted to RMB 2,944.5 million and RMB 3,894.2 million for the years ended December 31, 2001 and 2002, respectively. In 2002, the Group's capital expenditure program was the major contributor to the Group's increase of 580,000 tonnes alumina production capacity and 42,000 tonnes increase in primary aluminum production capacity.

Cash Flows from Financing Activities

Cash out flows from financing activities amounted to RMB 650.5 million in 2002 including a decrease of RMB956.9 million in net loan borrowing and decrease in bank deposits pledged of RMB 101.0 million.

Foreign Exchange Rate Risk

The Group conducts its business primarily in Renminbi. As of December 31, 2002, the Company still had loans of 19.99 million Euro and 10.62 million Danish Krone and bank loans of US$73.74 million and HK$58.55 million. The discussion on gain/loss recognized during the period in respect of exchange rate fluctuations has been covered in "Other Income/Expenses" in this section.

To avoid taking foreign exchange rate risk, the Company repaid foreign currency loans of 18.64 million Euro and 1.09 million Danish Krone in February 2003.

The Renminbi is not a freely convertible currency. The fluctations in Renminbi exchange rates will affect the Group's ability to perform its foreign exchange denominated obligations. Such fluctuations will also affect the Company's ability to pay dividends in Hong Kong Dollars or to pay dividends in respect of American depositary receipts in United States Dollars. The Company believes that it is able to obtain sufficient foreign exchange for the performance of such obligations.

REPORT OF THE DIRECTORS

The Board of Directors submits to the Company and its subsidiaries (the "Group") the report together with the audited financial statements for the year ended December 31, 2002.

Principal Activities and Geographical Distribution of Operations

The principal activities of the Group are the production and sales of alumina and primary aluminum. The activities of the Company's subsidiaries are set out in Note 19 to the financial statements.

An analysis of the performance of the Group for the year in terms of business and geographical distribution is set out in Note 3 to the financial statements.

Results and Appropriations

The results of the Group for the year ended December 31, 2002 are set out in the consolidated profit and loss account on page 41.

The Board of Directors recommends the payment of a final dividend of RMB0.045 per share, totalling approximately RMB472.5 million.

Reserves

Movements in the reserves of the Group and of the Company during the year are set out in the consolidated statement of changes in equity on page 44 and Note 30 to the financial statements.

Donations

Donations made by the Company during the year amounted to RMB2,125,000.

Fixed Assets

Details of the movements in fixed assets of the Group and of the Company are set out in Note 18 to the financial statements.

Share Capital

The share capital structure of the Company as of December 31, 2002 was as follows:

Holders of Domestic Shares or H Shares	As of December 31, 2002 No. of shares (in millions)	Percentage of issued share capital (%)
Holders of Domestic Shares		
Holders of Domestic Shares		
Chinalco	4,656.3	44.4
China Cinda	1,610.3	15.3
China Orient	602.2	5.7
China Development Bank	554.9	5.3
Guangxi Development	196.8	1.8
Guizhou Development	129.4	1.2
Holders of H Shares		
Alcoa	840.2	8.0
Other public investors	1,909.7	18.3

Details of the movements in the share capital of the Company are set out in Note 30 to the financial statements.

Distributable Reserves

Pursuant to Article 147 of the Company's Articles of Association, where the financial statements prepared in accordance with PRC accounting standards differ from those prepared under generally accepted accounting principles in Hong Kong, distributable profit for the relevant accounting period shall be deemed to be the lesser of the amounts shown in the two different financial statements. Distributable reserves of the Company (before the 2002 dividends) as of December 31, 2002, calculated based on the above principle, amounted to approximately RMB1,262.5 million.

Pre-emptive Rights

Under the Articles of Association of the Company or the laws of the PRC, no pre-emptive rights exist that require the Company to offer new shares to existing shareholders in proportion to their shareholding.

Financial Summary for Last Five Years

A summary of the results and of the assets and liabilities of the the Group for the last five financial years is set out on page 10.

The pro forma combined results of the Group for each of the three years ended December 31, 1998, 1999 and 2000 and the pro forma combined assets and liabilities of the Company and its subsidiaries as of December 31, 1998, 1999 and 2000 are extracted from the prospectus for the initial public offering of the Company's H shares dated November 30, 2001.

The pro forma combined results of the Group for the year ended December 31, 2001 and the audited statement of the assets and liabilities of the Group are extracted from the 2001 annual report, respectively.

The pro forma combined results and the pro forma combined assets and liabilities have been prepared on a combined basis as if the current group structure had been in existence throughout the periods and as if the relevant operations and business were transferred to the Group.

Repurchase, Sale or Redemption of the Company's Shares

The Company did not redeem any of its shares during 2002. Neither the Company nor any of its subsidiaries purchased or sold any of its shares during 2002.

Directors and Supervisors

The Directors and Supervisors during the year were:

Executive Directors

Mr. Guo Shengkun	
Mr. Liang Zhongxiu	
Mr. Xiong Weiping	
Mr. Yan Yufu	(appointed on June 12, 2002)
Mr. Ding Haiyan	(resigned effective on May 31, 2002)

Non-executive Directors

Mr. Wu Weicheng	
Mr. Joseph C. Muscari	(appointed on July 5, 2002)
Mr. Chen Xiaozhou	(appointed on July 5, 2002)

Independent non-executive Directors

Mr. Chiu Chi Cheong, Clifton
Mr. Wang Dianzuo

Supervisors

Mr. Luo Tao
Mr. Yuan Li
Mr. Ou Xiaowu

In accordance with Articles 95 and 117 of the Company's Articles of Association, all Directors and Supervisors were appointed for a three-year term. At the expiry of the term of office, the term is renewable upon re-election.

Directors' and Supervisors' Service Contracts and Remuneration

Each of the Directors and Supervisors has entered into a service contract with the Company for a term of three years. No Director or Supervisor has entered into a service contract with the Company which is not terminable by the employer within one year without payment of compensation (other than statutory compensation). Details of the Directors' and Supervisors' remuneration and the five highest paid individuals in the Company are set out in Note 8 to the financial statements contained in this report. There were no arrangements under which a Director or Supervisor of the Company had waived or agreed to waive any remuneration in respect of the year ended December 31, 2002.

In addition to fixed remuneration, the Directors are entitled to performance bonuses and stock appreciation rights. The executive Directors are also entitled to the welfare treatment provided under the relevant PRC laws and regulations.

Up to December 31, 2002, no stock appreciation rights have been issued under the Stock Appreciation Rights Plan adopted by the Company.

Directors', Chief Executives', and Supervisors' Interests in Shares of the Company

During the year ended December 31, 2002, none of the Directors or Chief Executives or Supervisors or their associates had any personal, family, corporate or other interests in the shares of the Company or any associated corporation (within the meaning of the Securities (Disclosure of Interests) Ordinance) which are required to be notified or kept pursuant to sections 28 or 29 of the Securities (Disclosure of Interests) Ordinance or as otherwise required to be notified pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

During the year ended December 31, 2002, none of the Directors or Chief Executives, Supervisors, senior management or their spouses or children under the age of 18 was given the right to acquire shares or debentures of the Company or any associated corporation (within the meaning of the Securities (Disclosure of Interests) Ordinance).

Directors' and Supervisors' Interests in Contracts

During the year ended December 31, 2002, none of the Directors or Supervisors had a material interest, directly or indirectly, in any contract of significance to which the Company or its subsidiaries was a party.

Biographical Details of Directors, Supervisors and Senior Management

Brief biographical details of Directors, Supervisors and Senior Management are set out on pages 5 to 7.

Management Contracts

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

Employees, Pension Plans and Welfare Fund

The Group had approximately 67,200 employees as of December 31, 2002. The remuneration package of the employees includes salary, bonuses and allowances. Employees also receive welfare benefits including medical care, housing subsidies, child care and education, retirement and other miscellaneous items.

In accordance with applicable PRC regulations, the Group currently joins pension contribution plans organized by provincial and municipal governments, under which each of the Group's plants is required to contribute to the pension fund an amount equal to a specified percentage of the sum of its employees' salaries, bonuses and various allowances. The amount of contribution as a percentage of the employees' salary varies from plant to plant, ranging from 18.0% to 22.9%, depending in part on the location of the plant and the average age of the employees. The Company also contributes to a welfare fund for its employees. The contributions of the Company to this welfare fund are made at rates ranging from 5% to 10% of the Company's after-tax profit. The Company had not paid retirement benefits to its employees for the year ended December 31,2002.

Up to December 31, 2002, no stock appreciation rights have been issued under the Stock Appreciation Rights Plan adopted by the Company.

Major Customers and Suppliers

The largest customer and the five largest customers of the Group's alumina accounted for 4.81% and 15.07%, respectively, of the Group's total alumina turnover for the year ended December 31, 2002. All of these major customers during the year were domestic smelters.

The largest customer and the five largest customers of the Group's primary aluminum accounted for 3.08% and 13.02%, respectively, of the Group's primary aluminum turnover for the year ended December 31, 2002.

The amount of raw materials (including bauxite) provided by the largest supplier and the five largest suppliers of the Group's alumina segment accounted for 1.3% and 4.54%, respectively, of the Group's total cost of raw materials for the alumina segment.

The amount of raw materials provided by the largest supplier and the five largest suppliers of the Group's primary aluminum segment accounted for 1.26% and 2.79%, respectively, of the Group's total cost of raw materials for the primary aluminum segment.

None of the Company's Directors or their respective associates (as defined in the Hong Kong Listing Rules) or the existing shareholders, which, to the knowledge of the Directors of the Company, holding more than 5% of the Company's issued share capital, has any interests in the Group's five largest customers or five largest suppliers of the alumina segment or the primary aluminum segment at any time during the year ended December 31, 2002.

Use of Proceeds

The net proceeds from the Global Offering amounted to approximately RMB3,303 million, including the net proceeds of approximately RMB205 million from the Over-allotment Option, which was exercised in January 2002. As of December 31, 2002, approximately RMB689 million was used to settle the current portion of the long-term liabilities and RMB1,140 million was used for capital expenditures. An amount of approximately RMB1,474 million worth of net proceeds from Global Offering remains unused and is currently deposited with banks. The proceeds from the Global Offering including the proceeds from the Over-allotment Option will continue to be used as set out in the Hong Kong prospectus of the Company dated November 30, 2001.

Litigation and Contingent Liabilities

(a) Litigation

(i) As of December 31, 2002, the Group has no significant pending litigation.

(ii) In July 2002, a service provider of the Company sued the Company in Hong Kong for recovery of service fee for document processing, printing and translation services provided in respect of the prospectus during the listing process of the Company. The lawsuit was subsequently settled out of court in January 2003 when an agreement was reached by both parties to settle the outstanding service fee. Adequate provision has been made for the agreed settlement amount in the financial statements.

(b) Compensation with regard to the formation of an equity joint venture

Pursuant to a memorandum of understanding dated November 12, 2001 (the "MOU") signed between the Company and Alcoa International (Asia) Limited ("Alcoa"), the two parties have agreed to form a 50/50 equity joint venture which will own and operate the alumina and primary aluminum production facilities owned by Pingguo Plant (the "Pingguo JV"). Pursuant to the Subscription Agreement pertaining to which Alcoa acquired shares in the Company, if the final joint venture agreement of the Pingguo JV is not executed within eight months of the closing of the Company's Global Offering or if all necessary relevant PRC government approvals for the Pingguo JV are not obtained within 12 months of the closing of the Company's Global Offering, due to the failure of a party to abide by its expressions of intent in the MOU, then that party would be obliged to pay US$7.5 million (equivalent to RMB62.1 million) to the other party as compensation.

Although the final joint venture agreement was not executed within eight months of the closing of the Company's Global Offering, the Company continues to work actively and closely with Alcoa to conclude the joint venture agreement consistently with its expressed intentions in the MOU.

On December 17, 2002 a joint announcement was made by the Company and Alcoa regarding the revised timetable in formalizing the Pingguo JV. According to this joint announcement, both parties are satisfied with the progress of preparations made during 2002 and expect to finalize the necessary arrangements and obtain government approvals by the second half of 2003. The Company has not made a claim against Alcoa nor, according to the Directors, has Alcoa asserted a claim against the Company for compensatory payment.

Connected Transactions

Transactions between the Company and its connected persons or their respective associates (as defined in the Hong Kong Listing Rules) are governed by and have to comply with the requirements for disclosure under the Hong Kong Listing Rules. The following table sets out the annual limits for the connected transactions in respect of which a waiver has been granted by the Hong Kong Stock Exchange as compared to the amounts incurred by the Group in 2002. The Company had the following connected transactions based on the consolidated profit and loss account for the year ended December 31, 2002:

Transactions

		Comparison	
	Consolidated amounts (Year ended December 31, 2002) (RMB in millions)	**2002 consolidated amounts (% of turnover or consolidated amounts in RMB millions)**	**Annual limits (% of turnover or consolidated amount in RMB millions)**
Expenditure			
1. *Social Welfare and Logistics Services* Provision of social welfare and logistics services by Chinalco to the Company	542	3%	4%
2. *Mutual Provision of Production Supplies and Ancillary Services* Provision of production supplies and ancillary services by Chinalco to the Company	236	1%	5%
3. *Purchase of Minerals* Supply of bauxite and limestone by Chinalco to the Company	60	0.36%	1.5%
4. *Engineering Design and Other Services* Provision of engineering design and other services by Chinalco to the Company	582	3.5%	4.7%
5. *Land Rental* paid to Chinalco	134	134	150
6. *Buildings Rental* paid to Chinalco	8	8	8
7. *Aluminum Ingots Agency Agreement* Sale of aluminum ingots and alumina by Guizhou Development as agent for the Company	—	—	2
Revenue			
1. *Mutual Provision of Production Supplies and Ancillary Services* Provision of product supplies and ancillary services by the Company to Chinalco	675	4%	5%
2. *Engineering Deisgn and Other Services* Provision of engineering design and other services by the Company to Chinalco	—	—	3.5
3. *Buildings Rental* paid by Chinalco	3	3	3
4. *Aluminum Ingots and Alumina Supply Agreement* Supply of aluminum ingots and alumina to Guangxi Aluminum Development and Investment Co. Ltd., an associate of Guangxi Development	35	35	126
5. *Primary Aluminum Supply Agreement* Annual revenue from the supply of primary aluminum to Xinan Aluminum (Group) Company Limited, an associate of China Cinda	286	2%	7.5%

The Hong Kong Stock Exchange has granted a waiver to the Company from strict compliance with the requirements of the connected transaction rules of the Hong Kong Listing Rules in respect of the connected transactions set out above.

The non-executive Directors have reviewed the above transactions and have confirmed that:

1. the transactions were conducted by the Company in the ordinary and usual course of the Company's business;

2. the transactions were entered into on terms that are fair and reasonable so far as the shareholders of the Company are concerned;

3. the transactions were entered into on normal commercial terms or, where there was no available comparison, on terms no less favorable than those available to and from independent third parties; and

4. in accordance with the terms of the agreements governing such transactions.

The auditors of the Company have reviewed such transactions and have provided a letter to the Company stating that:

1. the transactions had been approved by the Company's Directors;

2. the transactions were entered into in accordance with the pricing policies of the Company and its subsidiaries;

3. the transactions were entered into in accordance with the terms of the agreements governing such transactions; and

4. such transactions, where applicable, did not exceed the relevant annual limits as agreed with the Hong Kong Stock Exchange.

Substantial Shareholders

The register of substantial shareholders maintained under section 16(1) of the Securities (Disclosure of Interests) Ordinance shows that as of December 31, 2002, the Company had been notified of the following substantial shareholders' interests, being 10% or more of the Company's issued share capital. These interests are in addition to those disclosed above in respect of the Directors, the Chief Executive Officers and the Supervisors.

Name of shareholder	**Number of shares** *(million shares)*	**Percentage of total issued shares** %
Chinalco	4,656.3	44.4
China Cinda	1,610.3	15.3

Designated Deposits and Overdue Time Deposits

As of December 31, 2002, the Group had not placed any designated deposits with any financial institution in the PRC, nor had it failed to collect any time deposits upon maturity during the period.

The Code of Best Practice

During the year ended December 31, 2002, the Company was in compliance with the Code of Best Practice as set out in the Hong Kong Listing Rules.

Audit Committee

The written terms of reference which describe the authority and duties of the Audit Committee were prepared and adopted with reference to "A Guide for The Formation of An Audit Committee" published by the Hong Kong Society of Accountants.

The Audit Committee provides an important link between the Board and the Company's auditors in respect of the scope of the Group's audit. It also reviews the effectiveness of internal and external audit, internal monitoring and risk evaluation. The Committee comprises two independent non-executive Directors, namely Mr. Chiu Chi Cheong, Clifton and Mr. Wang Dianzuo, and one non-executive Director, namely, Mr Wu Weicheng.

Auditors

The financial statements have been audited by PricewaterhouseCoopers who has retired and, being eligible, offer themselves for re-appointment.

On behalf of the Board
Guo Shengkun
Chairman

Beijing, PRC
April 14, 2003

REPORT OF THE SUPERVISORY COMMITTEE

Dear Shareholders,

On behalf of the Supervisory Committee of Aluminum Corporation of China Limited (the "Company"), I would like to submit to the Annual General Meeting a report on the work of the Supervisory Committee over the past one year.

Since the establishment of the Company, all the members of the Supervisory Committee have been, in the interests of the Company and its shareholders, strictly complying with the Company Law of the People's Republic of China and relevant legislation as well as the relevant provisions of the Company's Articles of Association, performing the supervisory functions of the Supervisory Committee, observing the principle of honesty and good faith and carrying out all the tasks in a proactive approach.

I. Meetings Convened During the Reporting Period

The second plenary meeting of the first Supervisory Meeting was held on April 14, 2002, at which the 2001 Report of the Supervisory Committee, 2001 Financial Report and 2001 Profit Distribution Plan, etc., were approved.

The third plenary meeting of the first Supervisory Meeting was held on August 26, 2002, at which the 2002 Interim Financial Report of the Company and the Rules of Procedure for Supervisory Committee of Aluminum Corporation of China Limited were examined and approved.

II. Independent Opinion of Supervisory Committee on Relevant Issues

1. Legal Compliance of the Company's Operations

During the Reporting Period, members of the Supervisory Committee, by attending meetings of the Board of Directors as non-voting members, participated in the major work of the Company and played an active role in putting forward their reference opinion on the Company's production operations, technological renovation, development plan, etc. They exercised effective supervision over issues of whether the guiding ideology of the decision-making level and any specific decisions made were in compliance with relevant Chinese legislation, the Articles of Association of the Company and resolutions of shareholders' meetings, and whether the same were in the interest of shareholders. The Supervisory Committee was satisfied that despite unfavorable market situations confronted by the Company in 2002, such as intense competition both inside China and overseas and the declining prices of alumina and primary aluminum, the management of the Company was able to face up the reality in an objective way, focused on its own specialties and took effective reform measures and policies resolutely for maximizing profit for the Company and has achieved satisfactory results.

2. Due diligence of the Company's senior management

The Supervisory Committee exercised supervision over the performance of duties by the members of the Board of Directors and senior management staff. It was of the opinion that the members of the Board of Directors, the President and other senior management staff complied with the principle of diligence, honesty and good faith at all times, acted truthfully in the greatest interest of the shareholders and performed loyally their functions specified in the Company's Articles of Association. They implemented all the resolutions of the shareholders' meetings and the Board of Directors in a serious manner and acted strictly in accordance with regulations governing listed companies. No act in violation of the legislation or the Company's Articles of Association was found nor was there any material litigation.

3. Inspection of the Company's financial status

The Supervisory Committee verified cautiously the Company's 2002 final financial statements, and supervised and inspected the Company's implementation of relevant financial policies and legislation as well as details on the Company's assets, financial income and expenditure and connected transactions. It was of the opinion that the operating results achieved by the Company were true, the expenses were reasonable and all the connected transactions were arm's length transactions. Information on the significant events of the Company over the past one year has been disclosed in accordance with relevant regulations. No act which jeopardizes the interests of the Company has been found. The Supervisory Committee approved the Company's financial auditing report presented by PricewaterhouseCoopers, the international auditors.

In the coming year, the Supervisory Committee will be worthy of the trust all shareholders have placed in us and will continue to work hard to maintain the interests of all the investors.

By Order of the Supervisory Committee
Luo Tao
Chairman of the Supervisory Committee

Beijing, the PRC
April 14, 2003

INTERNATIONAL AUDITORS' REPORT



羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

INTERNATIONAL AUDITORS' REPORT TO THE SHAREHOLDERS OF ALUMINUM CORPORATION OF CHINA LIMITED

(a joint stock company incorporated in the People's Republic of China with limited liability)

We have audited the financial statements on pages 41 to 104 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of Directors and auditors

The Company's Directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as of December 31, 2002 and of the Group's profit and cash flows for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, April 14, 2003

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended December 31, 2002

	Note	**Consolidated year ended December 31, 2002**	(Note 1) Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001	(Note 1) Pro forma combined year ended December 31, 2001
		RMB'000	*RMB'000*	*RMB'000*
Turnover	3	**16,792,766**	5,112,820	15,987,913
Cost of goods sold		**13,358,361**	3,953,403	11,646,250
Gross profit		**3,434,405**	1,159,417	4,341,663
Other revenues	3	**522,875**	211,105	621,570
Expenses related to other revenues	4	**459,777**	193,938	587,722
Other revenues, net		**63,098**	17,167	33,848
Net profit for the period from July 1, 2001 to September 9, 2001	1(b)	**—**	219,563	—
Selling and distribution expenses	5	**501,829**	131,586	335,227
General and administrative expenses	6	**724,956**	367,282	1,074,411
Research and development expenses		**131,941**	62,355	144,048
Other expenses (income), net	7	**16,089**	(119,930)	(136,320)
Operating profit		**2,122,688**	954,854	2,958,145
Finance costs	11	**490,614**	170,684	549,410
Operating profit after finance costs		**1,632,074**	784,170	2,408,735
Share of loss of a jointly controlled entity		**254**	1,183	125
Profit before income taxes		**1,631,820**	782,987	2,408,610
Income taxes	12	**183,393**	182,400	756,820
Profit after income taxes		**1,448,427**	600,587	1,651,790
Minority interests		**46,822**	6,905	63,713
Profit for the year/period	13	**1,401,605**	593,682	1,588,077
Profit distribution to owner		**N/A**	N/A	4,722
Dividend	14	**472,496**	178,498	178,498
Basic earnings per share	15	**RMB0.13**	RMB0.07	N/A
Pro forma earnings per share	15	**N/A**	N/A	RMB0.19

CONSOLIDATED BALANCE SHEET

As of December 31, 2002

	Note	2002 RMB'000	2001 RMB'000
Intangible assets	17	**736,937**	761,216
Property, plant and equipment	18	**22,563,565**	20,558,151
Interest in a jointly controlled entity	20	**17,695**	17,949
Long-term investments	21	**11,058**	2,956
Deferred tax assets	12	**32,734**	43,715
Current assets			
Inventories	22	**3,256,736**	3,800,134
Accounts receivable, net	23	**1,915,848**	2,366,297
Due from related parties	24	**472,629**	704,507
Other current assets	25	**570,508**	646,664
Bank balances and cash:	26		
Pledged bank balances		**46,169**	147,171
Term deposits with initial term of over three months		**—**	75,100
Cash and cash equivalents		**2,296,085**	4,273,651
Total		**2,342,254**	4,495,922
		8,557,975	12,013,524
Current liabilities			
Accounts payable	27	**1,971,509**	2,126,023
Due to related parties	28	**761,069**	1,252,214
Other payables and accruals	29	**2,804,036**	4,103,975
Taxation payable	12	**369,022**	519,924
Current portion of long-term loans	31	**1,053,984**	1,324,242
Short-term loans:			
Secured		**—**	445,000
Unsecured		**4,049,290**	3,708,307
Total		**4,049,290**	4,153,307
		11,008,910	13,479,685
Net current liabilities		**(2,450,935)**	(1,466,161)
Total assets less current liabilities		**20,911,054**	19,917,826
Financed by:			
Share capital	30	**10,499,900**	10,352,942
Reserves	30	**3,699,213**	3,350,943
Retained earnings	30		
Proposed final dividend	14	**472,496**	178,498
Others		**852,338**	213,702
Issued capital and reserves		**15,523,947**	14,096,085
Minority interests		**437,809**	429,880
Non-current liabilities			
Long-term loans	31	**4,949,298**	5,391,861
		20,911,054	19,917,826

Liang Zhong Xiu
Director

Xiong Wei Ping
Director

BALANCE SHEET

As of December 31, 2002

	Note	**2002** **RMB'000**	2001 RMB'000
Intangible assets	17	**736,937**	761,216
Property, plant and equipment	18	**20,643,554**	18,560,007
Investments in subsidiaries	19	**1,175,996**	1,350,777
Investment in a jointly controlled entity	20	**17,869**	17,869
Long-term investments	21	**10,158**	—
Deferred tax assets	12	**24,069**	29,714
Current assets			
Inventories	22	**2,727,943**	3,208,555
Accounts receivable, net	23	**1,529,038**	1,973,686
Due from related parties	24	**683,268**	716,982
Other current assets	25	**391,046**	734,464
Bank balances and cash:	26		
Pledged bank balances		**46,169**	147,171
Term deposits with initial term of over three months		**—**	75,100
Cash and cash equivalents		**2,105,212**	4,067,997
Total		**2,151,381**	4,290,268
		7,482,676	10,923,955
Current liabilities			
Accounts payable	27	**1,623,933**	1,877,151
Due to related parties	28	**756,570**	1,237,808
Other payables and accruals	29	**2,375,136**	3,716,482
Taxation payable	12	**325,300**	460,909
Current portion of long-term loans	31	**1,003,984**	1,324,242
Short-term loans:			
Secured		**—**	380,000
Unsecured		**3,753,310**	3,395,827
Total		**3,753,310**	3,775,827
		9,838,233	12,392,419
Net current liabilities		**(2,355,557)**	(1,468,464)
Total assets less current liabilities		**20,253,026**	19,251,119
Financed by:			
Share capital	30	**10,499,900**	10,352,942
Reserves	30	**3,670,514**	3,340,059
Retained earnings	30		
Proposed final dividend	14	**472,496**	178,498
Others		**810,818**	197,759
Issued capital and reserves		**15,453,728**	14,069,258
Non-current liabilities			
Long-term loans	31	**4,799,298**	5,181,861
		20,253,026	19,251,119

Liang Zhong Xiu
Director

Xiong Wei Ping
Director

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended December 31, 2002

For the year ended December 31, 2002

	Share capital (Note 30(a)) RMB'000	Capital reserve (Note 30(b)(i)) RMB'000	Statutory surplus reserve (Note 30(b)(ii)) RMB'000	Statutory public welfare fund (Note 30(b)(iii)) RMB'000	Retained earnings (Note 30(b)(iv)) RMB'000	Total RMB'000
As of January 1, 2002	10,352,942	3,252,461	50,646	47,836	392,200	14,096,085
Issue of new shares at a premium	146,958	68,212	—	—	—	215,170
Share issue expenses		(10,415)				(10,415)
Profit for the year	—	—	—	—	1,401,605	1,401,605
Transfer to						
— statutory surplus reserve	—	—	147,840	—	(147,840)	—
— statutory public welfare fund	—	—	—	142,633	(142,633)	—
Dividend paid (Note 14)	—	—	—	—	(178,498)	(178,498)
As of December 31, 2002	10,499,900	3,310,258	198,486	190,469	1,324,834	15,523,947
Representing:						
2002 final dividend proposed					472,496	
Others					852,338	
Retained earnings as of December 31, 2002					1,324,834	

For the period from September 10, 2001 (date of incorporation) to December 31, 2001

	Share capital (Note 30(a)) RMB'000	Capital reserve (Note 30(b)(i)) RMB'000	Statutory surplus reserve (Note 30(b)(ii)) RMB'000	Statutory public welfare fund (Note 30(b)(iii)) RMB'000	Retained earnings (Note 30(b)(iv)) RMB'000	Total RMB'000
Capitalization upon incorporation of the Company	8,000,000	2,403,804	—	—	—	10,403,804
Issue of new shares at a premium	2,352,942	1,088,732	—	—	—	3,441,674
Share issue expenses	—	(343,075)	—	—	—	(343,075)
Profit for the period from the effective date of Reorganization to December 31, 2001 (Note 1)	—	—	—	—	593,682	593,682
Transfer to						
— capital reserve	—	103,000	—	—	(103,000)	—
— statutory surplus reserve	—	—	50,646	—	(50,646)	—
— statutory public welfare fund	—	—	—	47,836	(47,836)	—
As of December 31, 2001	10,352,942	3,252,461	50,646	47,836	392,200	14,096,085
Representing:						
2001 final dividend proposed					178,498	
Others					213,702	
Retained earnings as of December 31, 2001					392,200	

For the year ended December 31, 2001 - Pro forma combined

	Owner's equity	Share capital (Note 30(a))	Capital reserve (Note 30(b)(i))	Statutory surplus reserve (Note (30(b)(ii))	Statutory public welfare fund (Note (30(b)(iii))	Retained earnings (Note 30(b)(iv))	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
As of January 1, 2001	5,026,099	—	—	—	—	—	5,026,099
Profit for the period to the effective date of Reorganization	994,395	—	—	—	—	—	994,395
Profit distribution	(4,722)	—	—	—	—	—	(4,722)
Contributions from, net of distributions to, owner	516,548	—	—	—	—	—	516,548
As of June 30, 2001	6,532,320	—	—	—	—	—	6,532,320
Effect of Reorganization							
— distribution of Excluded Businesses and Excluded Cash	(255,648)	—	—	—	—	—	(255,648)
— adjustment to reflect the net assets transferred from Chinalco to the Company at appraised fair value	4,127,132	—	—	—	—	—	4,127,132
— capitalization upon establishment of the Company	(10,403,804)	8,000,000	2,403,804	—	—	—	—
Issue of new shares at a premium	—	2,352,942	1,088,732	—	—	—	3,441,674
Share issue expenses	—	—	(343,075)	—	—	—	(343,075)
Profit for the period from the effective date of Reorganization to December 31, 2001 (Note 1)	—	—	—	—	—	593,682	593,682
Transfer to							
— capital reserve	—	—	103,000	—	—	(103,000)	—
— statutory surplus reserve	—	—	—	50,646	—	(50,646)	—
— statutory public welfare fund	—	—	—	—	47,836	(47,836)	—
As of December 31, 2001	—	10,352,942	3,252,461	50,646	47,836	392,200	14,096,085
Representing:							
2001 final dividend proposed						178,498	
Others						213,702	
Retained earnings as of December 31, 2001						392,200	

CONSOLIDATED CASH FLOW STATEMENT

For the year ended December 31, 2002

	Consolidated year ended December 31, 2002	(Note 1) Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001	(Note 1) Pro forma combined year ended December 31, 2001
	RMB'000	*RMB'000*	*RMB'000*
Cash flow from operating activities			
Operating profit after finance costs	**1,632,074**	784,170	2,408,735
Net effect of reconciliation of profit for the period from July 1, 2001 to September 9, 2001 to net cash inflow from operating activities	**—**	712,751	—
Depreciation	**1,981,537**	580,737	1,797,225
Loss on disposal of fixed assets	**7,270**	13,617	34,922
Impairment loss on fixed assets	**—**	17,019	18,552
Amortization of intangible assets	**44,119**	10,738	17,079
Unrealized loss (gain) on short-term investments	**786**	1,108	(2,303)
Unrealized gain on future contracts	**(13,180)**	—	—
Loss on disposal of long-term investments	**—**	—	574
Interest waived	**—**	(103,000)	(103,265)
Interest income	**(42,069)**	(12,646)	(42,767)
Interest expense	**490,614**	170,684	549,410
Dividend income	**(30)**	(19)	(19)
Operating profit before working capital changes	**4,101,121**	2,175,159	4,678,143
Decrease/(increase) in inventories	**484,783**	(389,735)	(501,823)
Decrease/(increase) in accounts receivable and other receivables, including amounts due from related parties	**783,735**	(237,965)	(820,832)
(Decrease)/increase in accounts payable and other payables, including amounts due to related parties	**(1,470,077)**	250,705	(307,424)
Cash generated from operations	**3,899,562**	1,798,164	3,048,064
Interest paid	**(904,489)**	(45,084)	(523,445)
PRC income taxes paid	**(323,314)**	(251,642)	(484,470)
	(1,227,803)	(296,726)	(1,007,915)
Net cash inflow from operating activities	**2,671,759**	1,501,438	2,040,149

50

For the year ended December 31, 2002

	Note	Consolidated year ended December 31, 2002 RMB'000	(Note 1) Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001 RMB'000	(Note 1) Pro forma combined year ended December 31, 2001 RMB'000
Investing activities				
Purchase of fixed assets, excluding interest capitalized		**(3,894,198)**	(1,599,249)	(2,944,541)
Sale of fixed assets		**29,296**	57,341	70,845
Purchase of intangible assets		**(19,840)**	—	—
Purchase of a subsidiary		**—**	(179,400)	(179,400)
Purchase of investments				
— Held-to-maturity debt securities		**(10,000)**	(1,402)	(1,402)
— Short-term listed investments		**(3,651)**	(1,847)	(1,847)
Sale of investments		**382**	830	8,986
Interest received		**42,069**	21,895	42,767
Dividend received from a jointly controlled entity		**—**	—	264
Dividends received from long-term investments		**30**	19	19
Net decrease in bank deposits with initial term of over three months		**75,100**	231,300	471,742
Net cash outflow from investing activities		**(3,780,812)**	(1,470,513)	(2,532,567)
Net cash (outflow)/inflow before financing		**(1,109,053)**	30,925	(492,418)
Financing activities	32			
Issue of shares		**215,170**	3,441,674	3,441,674
Share issue expenses		**(10,415)**	(343,075)	(343,075)
Purchases of minority interests-partial payments		**—**	—	(489)
New loans borrowed		**6,764,405**	1,513,032	4,127,096
Repayment of amounts borrowed		**(7,721,284)**	(1,581,934)	(3,319,483)
		(956,879)	(68,902)	807,613
Decrease/(increase) in bank deposits pledged		**101,002**	162,450	(47,274)
Net distributions to owner		**—**	—	(750,362)
Profit distributed to owner		**—**	—	(62,237)
Dividend paid by a subsidiary to minority shareholders		**(39,493)**	—	(79,993)
Capital injection by minority shareholders		**600**	—	—
Dividend paid		**(178,498)**	—	—
Net cash (outflow)/inflow from financing activities		**(868,513)**	3,192,147	2,965,857

CONSOLIDATED CASH FLOW STATEMENT *(CONTINUED)*

For the year ended December 31, 2002

	Consolidated year ended December 31, 2002	(Note 1) Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001	(Note 1) Pro forma combined year ended December 31, 2001
	RMB'000	*RMB'000*	*RMB'000*
(Decrease)/increase in cash and cash equivalents	**(1,977,566)**	3,223,072	2,473,439
Cash and cash equivalents at beginning of the year/period	**4,273,651**	1,050,579	1,800,212
Cash and cash equivalents at end of the year/period	**2,296,085**	4,273,651	4,273,651
Analysis of balances of cash and cash equivalents:			
Bank balances and cash, not pledged	**2,296,085**	4,348,751	4,348,751
Less: Term deposits with initial term of over three months	**—**	(75,100)	(75,100)
	2,296,085	4,273,651	4,273,651

1. Reorganization and basis of preparation

(a) Reorganization

Aluminum Corporation of China Limited 中國鋁業股份有限公司 ("the Company") was incorporated in the People's Republic of China (the "PRC") on September 10, 2001 as a joint stock company with limited liability as a result of a group reorganization of Aluminum Corporation of China 中國鋁業公司 ("Chinalco or the holding company") effective as of July 1, 2001 (the "Reorganization") in preparation for a listing of the Company's H shares and ADSs on the Main Board of The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, Inc, respectively.

Pursuant to the Reorganization, shares were issued by the Company to the promoters in exchange for the transfer of various assets, liabilities and interests related to the alumina and primary aluminum businesses including (i) the mining and refining of bauxite into alumina, (ii) the smelting of alumina into primary aluminum,(iii) the research institute and (iv) the marketing, distribution, and sale of alumina and primary aluminum (collectively the "Core Units") to the Company, with the exception of one bauxite mine, two limestone quarries and one carbon plant (collectively the "Excluded Businesses") and certain bank balances (the "Excluded Cash") which were retained by Chinalco. Included in the assets transferred as referred to above are assets jointly owned with Guizhou Provincial Materials Development and Investment Corporation 貴州省物資開發投資公司 ("Guizhou Development") for the production of primary aluminum for sale in Guizhou province. Ownership of those jointly owned assets was based on the amount of capital contributed and the Group had control over the operations of the jointly owned assets.

Hereinafter, the Group refers to the Company together with its subsidiaries or, where the context so requires, in respect of the period before the Reorganization, such subsidiaries, the Excluded Businesses and the Excluded Cash as if they were either the Company's subsidiaries or part of the Company at that time.

(b) Basis of preparation

The consolidated financial statements and the pro forma financial information, as referred in (ii) below, have been prepared under the historical cost convention as modified by the valuation of short-term investments.

(i) Consolidation

The consolidated financial statements are accounted for using the acquisition accounting method and included the results of the Company and its subsidiaries made up to December 31.

The net result for the period from July 1, 2001 to September 9, 2001 of the businesses transferred to the Company has been accounted for by the Company because, as part of the Reorganization, the assets and liabilities related to the businesses that were transferred by Chinalco to the Company were separately managed with effect from July 1, 2001. Such net result has been presented as a separate line on the consolidated profit and loss account for the period from September 10, 2001 to December 31, 2001.

1. Reorganization and basis of preparation *(continued)*

(b) Basis of preparation *(continued)*

(ii) Combined financial information

The pro forma financial information, which is presented here for comparison purposes only, comprises the pro forma combined profit and loss account, pro forma combined cash flow statement and pro forma combined statement of changes in equity together with the notes thereto of the Group for the year ended December 31, 2001 on the basis as set out below.

The pro forma combined profit and loss account including the notes thereto for the year ended December 31, 2001 includes the combined results of the Group for the six months ended June 30, 2001, prepared on a combined basis as if the operations and business of and the assets and liabilities related to the Core Units and both the Excluded Businesses and the Excluded Cash were transferred to the Group from Chinalco on January 1, 2001, and the consolidated results of the Group for the six months ended December 31, 2001, prepared on a basis taking into account of the effect of the Reorganization.

The pro forma combined cash flow statement and the pro forma combined statement of changes in equity including the notes thereto for the year ended December 31, 2001 are prepared based on the pro forma combined balance sheet as of December 31, 2000 and consolidated balance sheet as of December 31, 2001.

In the opinion of the Directors, the inclusion of the pro forma financial information as comparative figures gives a more meaningful view of the results of the Group as a whole.

2. Principal accounting policies

The principal accounting policies adopted in the preparation of the consolidated financial statements and the pro forma financial information conform with accounting principles generally accepted in Hong Kong.

The following Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants ("HKSA") became effective for accounting periods commencing on or after January 1, 2002:

SSAP1 (revised)	: Presentation of financial statements
SSAP11 (revised)	: Foreign currency translation
SSAP15 (revised)	: Cash flow statements
SSAP33	: Discontinuing operations
SSAP34 (revised)	: Employees benefits

The adoption of the above SSAPs has no material effect on the Group's prior year financial statements.

2. Principal accounting policies *(continued)*

The principal accounting policies adopted are set out below:

(a) Subsidiaries

Subsidiaries are enterprises in which the Group controls the composition of the Board of Directors, controls more than half of the voting power, holds more than 50 percent of the issued share capital or has power to exercise control over the financial and operating policies. Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

The results of operations of subsidiaries acquired or disposed of during the period/year are included in the profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate, and the share attributable to minority interests is deducted from the net results. Intercompany transactions and balances within the Group are eliminated on consolidation/combination.

In the Company's balance sheet, the investments in subsidiaries are stated at cost to the Company less provision for impairment losses, if any. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(b) Joint ventures

Joint ventures comprise jointly controlled entities as well as jointly owned assets.

(i) Jointly controlled entity

A jointly controlled entity is the result of contractual arrangements whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity. Equity accounting is adopted and, accordingly, the profit and loss account includes the Group's share of the results of jointly controlled entities for the period/year, and the consolidated balance sheet include the Group's share of the net assets of the jointly controlled entities.

In the Company's balance sheet, the investments in jointly controlled entities are stated at cost to the Company less provision for impairment losses, if any. The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

(ii) Jointly owned assets

Jointly owned assets are those assets jointly owned by the Group and other third parties for the purpose of undertaking economic activities in which each party is entitled to its respective share of the output. The pro forma combined profit and loss account includes the Group's share of the income and expenses arising from jointly controlled assets for the period up to the date of the Reorganization when the interests of such other third parties in the jointly owned assets were acquired by the Group.

2. Principal accounting policies *(continued)*

(c) Property, plant and equipment

(i) Tangible fixed assets are stated at cost to the Group less accumulated depreciation and accumulated impairment losses.

Tangible fixed assets are depreciated at rates sufficient to write off their cost less accumulated impairment losses to their estimated residual value over their estimated useful lives on a straight-line basis. The principal annual rates are as follows:

Buildings	15 to 40 years
Plant and machinery	10 to 20 years
Motor vehicles and transportation facilities	6 to 12 years
Office and other equipment	5 to 10 years

Costs incurred in maintaining fixed assets in their normal working conditions are charged to the profit and loss account. Improvements are capitalized and depreciated over their expected useful lives to the Group.

(ii) The carrying amounts of long-lived assets are reviewed whenever events or changes in circumstances indicate that the book value of the assets may not be recoverable. An impairment exists when the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is measured as the higher of net selling price and value in use, calculated based on discounted future pre-tax cash flows related to the asset or the cash generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows from other assets or group of assets. Estimates of future cash flows include projections of cash inflows from the continuing use of the asset; projections of cash outflows that are necessarily incurred to generate the cash inflows from continuing use of the asset (including cash outflows to prepare the asset for use) and that can be directly attributed, or allocated on a reasonable and consistent basis, to the asset; and net cash flows, if any, to be received (or paid) for the disposal of the asset at the end of its useful life. If there is an indication of impairment, the carrying value of such assets is written down to its recoverable amount.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognized in the profit and loss account.

2. Principal accounting policies *(continued)*

(d) Construction in progress

Construction in progress represents buildings, various plant and equipment under construction and pending installation, and is stated at cost to the Group. Cost comprises direct costs of construction as well as finance costs related to funds borrowed specifically for the purpose of obtaining a qualifying asset. Borrowing costs are capitalized during the period of time that is required to complete and prepare the asset for its intended use.

Capitalization of these borrowing costs ceases and the construction in progress is transferred to fixed assets when the asset is substantially ready for its intended use.

(e) Intangibles

(i) Goodwill

Goodwill which represents the excess of purchase consideration over the fair values ascribed to the separable net assets of subsidiaries acquired is recognized as an asset and amortized on a straight-line basis over its estimated useful economic life of not more than 20 years.

The gain or loss on disposal of an entity includes the unamortized balance of goodwill relating to the entity disposed of.

(ii) Research and development costs

Research and development costs are expensed as incurred, except for development costs where the technical feasibilities of the product under development have been demonstrated, costs are identifiable and a market exists for the product such that it is probable that it will be profitable. Such development costs are recognized as an asset and amortized on a straight-line basis over the estimated economic useful period to reflect the pattern in which the related economic benefits are recognized.

No development costs were recognized as assets by the Group.

(iii) Mining rights

Mining rights acquired are capitalized and stated at cost to the Group less accumulated amortization and accumulated impairment losses. Amortization of mining rights is calculated to write off their cost less accumulated impairment losses on a straight-line basis over their estimated useful lives of no longer than 30 years.

(iv) Impairment of intangible assets

Where an indication of impairment exists, the carrying amount of any intangible asset is assessed and written down immediately to its recoverable amount.

2. Principal accounting policies *(continued)*

(f) Assets under leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease periods.

The Group did not have any assets under finance leases.

(g) Investments in securities

(i) Investment securities

These represent long-term investments in unlisted securities and which are stated at cost to the Group less provision for diminution in value, other than diminution of a temporary nature. The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to its fair value. The amount of the reduction is recognized as an expense in the profit and loss account.

(ii) Trading securities

These represent short-term investments in listed securities that the Group intends to hold for sale and are carried at fair value, which normally represents the market value. At each balance sheet date, the net unrealized gains or losses arising from the changes in fair value of the investments are recognized in the profit and loss account. Gains or losses on disposal of short-term investments, representing the difference between the net sales proceeds and the carrying amounts, are recognized in the profit and loss account as they arise.

(iii) Futures contracts

The Group uses futures contracts to reduce its exposure to fluctuations in the price of primary aluminum. Payments for entering into these futures contracts are initially recognized in the balance sheet at cost and are subsequently remeasured at their fair value. Changes in fair value of futures contracts are recognized immediately in the profit and loss account.

The fair value of futures contracts is based on quoted market prices at the balance sheet date.

(h) Inventories

Inventories comprise stocks and work in progress and are stated at the lower of cost to the Group and net realizable value. Cost, calculated on the weighted average method, comprises materials, direct labour and an appropriate proportion of all production overhead expenditure. Net realizable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

2. Principal accounting policies *(continued)*

(i) Accounts and other receivables

Provision is made against accounts and other receivables to the extent which they are considered to be doubtful. Accounts and other receivables in the balance sheet are stated net of such provision.

(j) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. Cash and cash equivalents comprise cash on hand, deposits held at call with banks, time deposits with an initial term of within three months less advances from bank with repayment within three months from the date of the advance and bank overdrafts.

(k) Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are recognized as income or expenses in the profit and loss account.

(l) Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

(m) Contingent liabilities and contingent assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognized because it is not probable that outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognized but is disclosed in the notes to the financial statements. When a change in the probability of an outflow occurs so that the outflow becomes probable, it will then be recognized as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognized but are disclosed in the notes to the financial statements when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognized.

2. Principal accounting policies *(continued)*

(n) Taxation

Income taxation charged to the results comprise current and deferred tax. Current income tax is calculated based on the taxable income at the prevailing applicable rates of taxation for the period/year that is chargeable to tax.

Deferred taxation is provided for under the liability method, at the current taxation rate, in respect of temporary timing differences between profit as computed for taxation purposes and profit as stated in the financial statements to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future.

(o) Revenue recognition

Revenue from the sale of goods is recognized on the transfer of risks and rewards of ownership, which occurs at the time when the goods are delivered to customers and title has passed. No amount of revenue is recorded when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

Revenue from the provision of services is recognized when the services are rendered.

Interest income is recognized on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

Dividend income is recognized when the right to receive payment is established.

(p) Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave, sick leave, maternity leave and paternity leave, where applicable, are not recognized until the time of leave.

(ii) Profit sharing and bonus plans

The expected cost of profit sharing and bonus payments are recognized as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(iii) Retirement obligations

The Group contributes on a monthly basis to various defined contribution retirement benefit plan organized by relevant municipal and provincial governments in the PRC. The municipal and provincial governments undertake to assume the retirement benefit obligations of all existing and future retired employees payable under these plans. Contributions to these plans are expensed as incurred.

2. Principal accounting policies *(continued)*

(q) Borrowing costs

Borrowing costs are charged to the profit and loss account in the period/year in which they are incurred unless they are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale.

(r) Environmental expenditures

Environmental expenditures mainly include expenditures necessary to complete remediation efforts and expenses related to the handling of waste water, gas and materials. Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

Under the PRC law, the Company is required to remediate the area that it mines. The government of the province in which the mine is located prescribes the remediation requirements on the basis of the future intended use of the land and monitors the Company's remediation efforts. Such activities are typically performed concurrently with production. However, remediation efforts at certain mines are expected to commence after 2007 and the Company has established a liability sufficient to meet its remediation obligations. The expenditures necessary to complete remediation efforts are not expected to be material to cash flows or results of operations in any period.

(s) Government subsidies

A government subsidy is initially recognized as deferred income, when there is reasonable assurance that the Group will comply with the conditions attaching with it and that the subsidy will be received.

Government subsidies relating to income are recognized as other income in the profit and loss account on a systematic basis to match with the related costs which they are intended to compensate. Subsidies relating to assets are recognized in the financial statements, on a systematic basis over the useful lives of the related assets.

Government subsidies relating to the purchase of fixed assets are included in non-current liabilities as deferred income and are credited to profit and loss account on a straight-line basis over the expected lives of the related assets.

2. Principal accounting policies *(continued)*

(t) Segment reporting

In accordance with the Group's internal financial reporting, the Group has determined that business segments be presented as the primary reporting format and geographical segments as the secondary reporting format.

Segment assets consist primarily of intangible assets, fixed assets, inventories, receivables and operating cash, and exclude assets not dedicated to a particular segment (Note 3(ii)). Segment liabilities comprise operating liabilities and exclude liabilities not dedicated to a particular segment (Note 3(iii)). Capital expenditure comprises additions to intangible assets and fixed assets, including additions resulting from acquisitions through purchases of subsidiaries.

In respect of geographical segment reporting, sales are based on the country in which the customer is located. Total assets and capital expenditure are where the assets are located.

3. Turnover, revenue and segment information

The Group is principally engaged in the production and sales of alumina and primary aluminum. Revenues recognized are as follows:

	Consolidated year ended December 31, 2002 *RMB'000*	Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001 *RMB'000*	Pro forma combined year ended December 31, 2001 *RMB'000*
Turnover			
Sales of goods, net of value-added tax	**16,792,766**	5,112,820	15,987,913
Other revenues			
Sale of scrap and other materials	**194,961**	89,049	292,621
Supply of electricity, heat, gas and water	**163,759**	46,597	144,664
Rendering of services	**122,056**	62,794	141,499
Interest income	**42,069**	12,646	42,767
Income from investment securities	**30**	19	19
Total other revenues	**522,875**	211,105	621,570
Total revenues	**17,315,641**	5,323,925	16,609,483

Primary reporting format - business segments

The Group is organized in the PRC into two main business segments:

- Alumina segment - mining and processing of bauxite into alumina and the associated distribution activities.
- Primary aluminum segment - production of primary aluminum and the associated distribution activities.

Activities of the headquarters and other operations of the Group, comprising the conduction of research and development related to alumina business and minor production and distribution of alumina hydrate, are grouped under corporate and other services segment.

For the period to June 30, 2001, sales between segments in the same plant were made at cost whereas sales between plants were made at prices approximate to market prices. Effective July 1, 2001, all inter-segment and inter-plant sales are made at prices approximate to market prices.

3. Turnover, revenue and segment information *(continued)*

Primary reporting format - business segments *(continued)*

	Consolidated year ended December 31, 2002 *RMB'000*	Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001 *RMB'000*	Pro forma combined year ended December 31, 2001 *RMB'000*
Segment results			
Turnover			
Alumina			
External sales	**7,458,951**	2,298,400	7,056,682
Inter-segment sales	**2,320,642**	606,866	2,124,637
	9,779,593	2,905,266	9,181,319
Primary aluminum			
External sales	**9,268,120**	2,797,859	8,888,064
Corporate and other services			
External sales (i)	**65,695**	16,561	43,167
Inter-segment elimination	**(2,320,642)**	(606,866)	(2,124,637)
Total turnover	**16,792,766**	5,112,820	15,987,913
Cost of goods sold			
Alumina	**7,697,545**	2,158,012	6,228,266
Primary aluminum	**7,902,487**	2,385,604	7,479,896
Corporate and other services	**48,041**	15,638	38,336
Inter-segment elimination	**(2,289,712)**	(605,851)	(2,100,248)
Total cost of goods sold	**13,358,361**	3,953,403	11,646,250
Gross profit			
Alumina	**2,082,048**	747,254	2,953,053
Primary aluminum	**1,365,633**	412,255	1,408,168
Corporate and other services	**17,654**	923	4,831
Inter-segment elimination	**(30,930)**	(1,015)	(24,389)
Total gross profit	**3,434,405**	1,159,417	4,341,663
Net profit for the period from July 1, 2001 to September 9, 2001			
Alumina	—	179,498	—
Primary aluminum	—	245,305	—
Corporate and other services	—	(6,090)	—
Unallocated	—	(199,150)	—
Total net profit for the period from July 1, 2001 to September 9, 2001	—	219,563	—

3. Turnover, revenue and segment information *(continued)*

Primary reporting format - business segments *(continued)*

	Consolidated year ended December 31, 2002	Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001	Pro forma combined year ended December 31, 2001
	RMB'000	*RMB'000*	*RMB'000*
Segment results (continued)			
Other costs, net of other revenues and other income			
Alumina	**702,426**	230,034	831,629
Primary aluminum	**221,975**	41,536	190,729
Corporate and other services	**75,587**	20,566	30,511
Unallocated	**311,729**	131,990	330,649
Total other costs, net of other revenues and other income	**1,311,717**	424,126	1,383,518
Segment operating profit (loss)			
Alumina	**1,379,622**	696,718	2,121,424
Primary aluminum	**1,143,658**	616,024	1,217,439
Corporate and other services	**(57,933)**	(25,733)	(25,680)
Unallocated	**(311,729)**	(331,140)	(330,649)
Inter-segment elimination	**(30,930)**	(1,015)	(24,389)
Total operating profit	**2,122,688**	954,854	2,958,145
Finance costs	**490,614**	170,684	549,410
Operating profit after finance costs	**1,632,074**	784,170	2,408,735
Share of loss of a jointly controlled entity	**254**	1,183	125
Profit before income taxes	**1,631,820**	782,987	2,408,610
Income taxes	**183,393**	182,400	756,820
Profit after income taxes	**1,448,427**	600,587	1,651,790
Minority interests	**46,822**	6,905	63,713
Profit for the year/period	**1,401,605**	593,682	1,588,077
Capital expenditure			
Alumina	**3,192,788**	1,533,590	2,457,123
Primary aluminum	**700,572**	347,548	640,110
Corporate and other services	**49,304**	26,893	27,638
Unallocated	**29,930**	24,737	177,657
Total capital expenditure	**3,972,594**	1,932,768	3,302,528

3. Turnover, revenue and segment information *(continued)*

Primary reporting format - business segments *(continued)*

	Consolidated year ended December 31, 2002	Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001	Pro forma combined year ended December 31, 2001
	RMB'000	*RMB'000*	*RMB'000*
Depreciation and amortization charged to the profit and loss account			
Alumina	**1,301,487**	361,844	1,131,750
Primary aluminum	**702,149**	195,552	603,704
Corporate and other services	**4,768**	795	1,969
Unallocated	**17,252**	33,284	76,881
Total	**2,025,656**	591,475	1,814,304
Impairment losses charged to the profit and loss account			
Alumina	**—**	15,374	16,907
Corporate and other services	**—**	1,645	1,645
Total	**—**	17,019	18,552

	Consolidated as of December 31, 2002	2001
	RMB'000	*RMB'000*
Segment assets		
Alumina	**19,777,345**	18,640,892
Primary aluminum	**9,320,057**	9,406,264
Corporate and other services	**2,074,000**	3,388,545
Unallocated (ii)	**1,469,237**	2,188,960
	32,640,639	33,624,661
Inter-segment elimination	**(720,675)**	(227,150)
Total assets	**31,919,964**	33,397,511

3. Turnover, revenue and segment information *(continued)*

Primary reporting format - business segments *(continued)*

	Consolidated as of December 31,	
	2002	2001
	RMB'000	*RMB'000*
Segment liabilities		
Alumina	**7,323,135**	9,403,868
Primary aluminum	**2,079,414**	3,056,013
Corporate and other services	**1,438,618**	999,210
Unallocated (iii)	**5,272,396**	6,069,485
	16,113,563	19,528,576
Inter-segment elimination	**(155,355)**	(657,030)
Total liabilities	**15,958,208**	18,871,546

(i) Sales of corporate and other services mainly represent the sales of alumina by Zhengzhou Light Metals Research Institute.

(ii) Unallocated assets, which represent assets not dedicated to a particular segment, consist primarily of bank balances and cash, investments, deferred tax assets, other receivables and fixed assets.

(iii) Unallocated liabilities, which represent liabilities not dedicated to a particular segment, consist primarily of short-term and long-term loans, taxation payable and other liabilities.

Secondary reporting format - geographical segments

All assets and operations of the Group are located in the PRC, which is considered as one geographical location in an economic environment with similar risks and returns.

4. Expenses related to other revenues

Expenses related to other revenues mainly include the cost of scrap and other materials sold and costs incurred in the supply of electricity, heat, gas and water.

5. Selling and distribution expenses

	Consolidated year ended December 31, 2002	Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001	Pro forma combined year ended December 31, 2001
	RMB'000	*RMB'000*	*RMB'000*
Advertising expenses	**410**	560	2,527
Packaging expenses	**137,972**	16,897	49,626
Salaries and welfare expenses	**27,336**	3,819	9,354
Transportation and loading	**268,518**	92,751	230,083
Others	**67,593**	17,559	43,637
	501,829	131,586	335,227

6. General and administrative expenses

	Consolidated year ended December 31, 2002	Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001	Pro forma combined year ended December 31, 2001
	RMB'000	*RMB'000*	*RMB'000*
Auditors' remuneration	**17,350**	16,574	17,890
Depreciation	**73,166**	28,969	85,367
Impairment loss on fixed assets	**—**	17,019	18,552
Loss on disposal of fixed assets	**7,270**	13,617	34,922
(Write-back of provision) provision for doubtful debts and bad debts written off, net	**(97,050)**	(5,484)	54,216
Insurance	**23,124**	11,041	43,137
Repairs and maintenance	**24,463**	16,025	39,493
Salaries and welfare expenses	**226,680**	77,567	262,307
Taxes other than income taxes (Note (a))	**178,169**	51,881	177,990
Travelling and entertainment	**41,047**	16,387	41,701
Utilities and office supplies	**53,836**	20,924	53,193
Amortization of goodwill (Note 17)	**24,648**	7,568	12,324
Amortization of mining rights (Note 17)	**19,471**	3,170	4,755
Others	**132,782**	92,024	228,564
	724,956	367,282	1,074,411

(a) Taxes other than income taxes mainly comprise land use tax, city construction tax and education surcharge. City construction tax and education surcharge are levied on an entity based on its total amount of value-added tax and business tax payable.

7. Other expenses (income), net

	Consolidated year ended December 31, 2002	Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001	Pro forma combined year ended December 31, 2001
	RMB'000	*RMB'000*	*RMB'000*
Government subsidies	**(990)**	(20,468)	(22,263)
Interest waived (Note (a))	**—**	(103,000)	(103,265)
Net exchange loss (gain) (Note (b))	**28,276**	1,400	(9,913)
Penalties, fines and compensations	**1,197**	1,030	1,424
Unrealized loss (gain) on short-term investments	**786**	1,608	(1,803)
Unrealized gain on futures contracts	**(13,180)**	(500)	(500)
	16,089	(119,930)	(136,320)

(a) The gain recorded in 2001 was mainly related to an arrangement made in 2000 between Shanxi Aluminum Plant (now a branch of the Company pursuant to the Reorganization) and the State Development Bank of China for full settlement of the outstanding interest payable of RMB513 million by the payment of a lump sum of RMB410 million. The gain was deferred and not recognized in 2000 due to the presence of a condition at that time that the State Development Bank of China reserved the right to withdraw this interest waiver should there be any future occurrence of overdue loan principal and interest payable. The gain was recognized in 2001 given that the right to withdraw no longer applied following the replacement of the loan agreement by a new agreement entered into between the Company and the State Development Bank of China at the end of 2001.

(b) The net exchange loss for the year ended December 31, 2002 was mainly related to foreign currency borrowings.

8. Directors', Supervisors and senior management's remuneration

(a) Directors' and Supervisors' remuneration

The aggregate amounts of remuneration payable to Directors and Supervisors of the Company during the year/period are as follows:

	Consolidated year ended December 31, 2002	Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001	Pro forma combined year ended December 31, 2001
	RMB'000	*RMB'000*	*RMB'000*
Fees	**817**	72	72
Basic salaries, housing allowances, other allowances and benefits in kind	**2,381**	938	4,019
Discretionary bonuses	**—**	—	—
Contributions to the retirement scheme	**46**	19	37
	3,244	1,029	4,128

The remuneration of the Directors and Supervisors fell within the following bands:

	Number of Directors and Supervisors		
	Consolidated year ended December 31, 2002	Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001	Pro forma combined year ended December 31, 2001
Nil - RMB1,000,000	**12**	10	9
RMB1,000,001 - RMB2,000,000	**—**	—	1

Directors' fees disclosed above of RMB291,500, RMB72,080 and RMB72,080 were in respect of amount payable to the two independent non-executive Directors for the respective periods. The remuneration for the period prior to the incorporation of the Company (as included in the pro forma combined financial information for the year ended December 31, 2001) represents historical amounts paid to the Directors who were the management staff of the Group during that period.

No Directors or Supervisors of the Company waived any remuneration during the respective periods.

8. Directors', Supervisors and senior management's remuneration *(continued)*

(b) Five highest paid individuals

The five individuals whose remuneration were the highest in the Group were as follows:

	Number of individuals		
	Consolidated year ended December 31, 2002	Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001	Pro forma combined year ended December 31, 2001
Directors and Supervisors	**3**	4	5
Senior management	**2**	1	-

Details of remuneration of senior management amongst the five highest paid individuals are as follows:

	Consolidated year ended December 31, 2002 *RMB'000*	Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001 *RMB'000*	(Note) Pro forma combined year ended December 31, 2001 *RMB'000*
Basic salaries, housing allowances, other allowances and benefits in kind	**782**	151	—
Discretionary bonuses	**—**	—	—
Contributions to the retirement scheme	**18**	2	—
	800	153	—

Note: The five individuals whose remuneration amounts were the highest for that year were also Directors and Supervisors and their amounts of remuneration are reflected in the analysis in Note 8(a).

9. Staff costs

	Consolidated year ended December 31, 2002	Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001	Pro forma combined year ended December 31, 2001
	RMB'000	*RMB'000*	*RMB'000*
Wages and salaries	**1,531,308**	452,050	1,608,645
Housing subsidies (Note (a))	**121,984**	33,644	125,126
Contributions to retirement schemes (Note (b))	**275,329**	65,790	166,969
Welfare and other expenses	**285,688**	97,225	445,278
	2,214,309	648,709	2,346,018

(a) Housing subsidies are provided to staff in the form of pecuniary subsidy. Prior to 2000, staff quarters were allocated to eligible employees for consideration based on the then prevailing relevant State policies and related losses were charged to the profit and loss account. In relation to the Reorganization, any gains or losses arising from allocation of staff quarters to employees of the Group subsequent to December 31, 2000 are entitled to or borne by Chinalco.

(b) The employees of the Group participate in various retirement benefit plans organized by the relevant municipal and provincial governments under which the Group was required to make monthly defined contributions to these plans at rates ranging from 15% to 25% of the employees' basic salary for the respective periods. The Group's contributions to these defined contribution schemes are expensed as incurred and are not reduced by forfeited contributions. The assets of the scheme, which is operated by the respective governments are held separately from the Company and its subsidiaries.

(c) Staff costs include remuneration paid to Directors, Supervisors and senior management as set out in Note 8.

10. Expenses charged to the profit and loss account

	Consolidated year ended December 31, 2002 ***RMB'000***	Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001 *RMB'000*	Pro forma combined year ended December 31, 2001 *RMB'000*
Depreciation	**1,981,537**	580,737	1,797,225
Operating lease rentals in respect of land and buildings	**116,428**	43,635	71,559

11. Finance costs

	Consolidated year ended December 31, 2002 ***RMB'000***	Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001 *RMB'000*	Pro forma combined year ended December 31, 2001 *RMB'000*
Interest on bank loans	**553,392**	175,113	546,193
Interest on other loans			
Wholly repayable within five years	**15,557**	16,659	24,688
Not wholly repayable within five years	**61**	—	20,800
Total finance costs incurred	**569,010**	191,772	591,681
Less: amount capitalized in construction in progress	**(78,396)**	(21,088)	(42,271)
	490,614	170,684	549,410
Interest rates per annum at which finance costs were capitalized	**6.0% to 6.2%**	6.0% to 6.5%	6.0% to 7.0%

12. Taxation

(a) The amount of taxation charged to the profit and loss account represents:

	Consolidated year ended December 31, 2002	Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001	Pro forma combined year ended December 31, 2001
	RMB'000	*RMB'000*	*RMB'000*
Current taxation:			
PRC income tax	**343,980**	215,200	799,409
Overprovision in prior period (Note (c))	**(171,568)**	—	—
Deferred tax	**10,981**	(32,800)	(43,715)
	183,393	182,400	755,694
Share of income tax attributable to a jointly controlled entity	**—**	—	1,126
	183,393	182,400	756,820

(b) The current PRC income taxes of the Company, its subsidiaries and the jointly controlled entity have been provided at the basic tax rate of 33% on the assessable profits for the respective periods, except for those related to the following operations in the Group:

(i) Pursuant to "Guo Ban Fa 2001 No.73" dated September 29, 2001 issued by the State Council of the PRC and approved by the respective local tax authorities in late 2002, three branches of the Company located in the western region of China (namely Guangxi branch, Qinghai branch and Guizhou branch), were granted a tax concession to pay PRC income tax at a preferential rate of 15%. The preferential tax rate is applicable to qualified operations in specified regions with retroactive effect from January 1, 2001 for a ten-year period to December 31, 2010 as long as the three branches continue to engage in qualified operations in their respective regions. Accordingly, the over provision of taxation payable in relation to the three branches for year 2001 were written back during the current year.

(ii) A subsidiary in Shandong is taxed at a preferential rate of 15% since January 1, 2000 as it is classified as a "high-tech" enterprise in its province for tax purposes.

12. Taxation *(continued)*

(b) *(continued)*

The tax on the Group's profit before income tax differs from the expected amount that would arise using the basic tax rate in the PRC applicable to the Group as follows:

	Consolidated year ended December 31, 2002 *RMB'000*	Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001 *RMB'000*	Pro forma combined year ended December 31, 2001 *RMB'000*
Profit before income tax	**1,631,820**	782,987	2,408,610
Tax calculated at a tax rate of 33%	**538,501**	258,386	794,841
Deferred tax benefit arising from tax losses not recognized	**2,951**	63,043	87,500
Income not subject to tax	**(86,124)**	(171,107)	(204,953)
Expenses not deductible for tax purposes	**71,303**	43,545	201,584
Utilization of prior period unrecognized tax losses	**—**	—	(78,227)
Differential tax rate on the profit of certain branches and a subsidiary	**(171,670)**	(11,467)	(43,925)
Over provision in prior period	**(171,568)**	—	—
Tax charge	**183,393**	182,400	756,820

Prior to the Reorganization, the Core Units now comprising the Group were separate independent entities for tax reporting and filing purposes. Certain of these Core Units had incurred tax losses in previous periods. Given the restrictions on the utilization of such tax losses for periods subsequent to the Reorganization, the Company is awaiting final agreement by the relevant tax authorities in Beijing regarding the use of such tax losses . The resulting deferred tax benefit arising from these tax losses of approximately RMB220 million (December 31, 2001: RMB220 million) has not been recognized in the financial statements.

(c) Over provision of taxation payable in prior period represents the effect of reduced tax rate on taxation payable as referred to in (b)(i) above.

12. Taxation *(continued)*

(d) Deferred income tax is calculated on temporary timing differences under the liability method using the respective applicable rates. The movements in the deferred tax account are as follows:

	Consolidated year ended December 31, 2002 *RMB'000*	Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001 *RMB'000*	Pro forma combined year ended December 31, 2001 *RMB'000*
At beginning of the year/period	**43,715**	—	—
Transfer (to) from profit and loss account	**(10,981)**	43,715	43,715
At the end of the year/period	**32,734**	43,715	43,715
Provided for in respect of:			
Provision for receivables and inventories	**29,258**	33,594	33,594
Other timing differences	**3,476**	10,121	10,121
Total deferred tax assets	**32,734**	43,715	43,715
The potential deferred taxation not provided for in the financial statements amounts to:			
Tax losses	**220,332**	220,332	220,332
Other timing differences	**29,700**	177,000	177,000
	250,032	397,332	397,332

Deferred tax balances are attributable to the following items:

	Group		**Company**	
	As of December 31,		**As of December 31,**	
	2002 *RMB'000*	2001 *RMB'000*	**2002** *RMB'000*	2001 *RMB'000*
Current deferred tax assets:				
Provision, primarily related to receivables	**29,258**	33,594	**17,398**	19,593
Other timing differences	**3,476**	10,121	**6,671**	10,121
Total deferred tax assets	**32,734**	43,715	**24,069**	29,714

13. Profit for the year/period

The consolidated net profit of the Group for the year ended December 31, 2002 of RMB1,401,605,000 (Period from September 10, 2001 to December 31, 2001 of RMB593,682,000) is dealt with in the financial statements of the Company to the extent of RMB1,358,213,000 (RMB566,855,000, inclusive of the net profit for the period from July 1, 2001 to September 9, 2001 of RMB196,701,000).

14. Dividend

	Year ended December 31, 2002 RMB'000	Period from September 10, 2001 (date of incorporation) to December 31, 2001 RMB'000
Final, proposed of RMB0.045 (Period from September 10, 2001 to December 31, 2001) RMB0.017 per share	**472,496**	178,498

The proposed final dividend for the year ended December 31, 2002 was declared at the meeting held on April 14, 2003. This proposed dividend is not reflected as a dividend payable in the financial statements, but will be reflected as an appropriation of retained earnings for the year ending December 31, 2003.

15. Earnings per share

The calculation of basic earnings per share is based on the Group's profit for the year ended December 31, 2002 of RMB1,401,605,000 (Period from September 10, 2001 to December 31, 2001: RMB593,682,000) and the weighted average number of 10,495,862,841 shares (Period from September 10, 2001 to December 31, 2001: 8,244,294,525 shares) in issue during the year.

The calculation of pro forma earnings per share for the year ended December 31, 2001 is based on the Group's pro forma combined profit of RMB1,588,077,000 and the pro forma weighted average number of 8,122,481,912 shares in issue during the period since the legal formation of the Company.

As there are no dilutive securities, there is no difference between basic and diluted earnings per share.

16. Excluded businesses

The pro forma combined profit and loss account for the year ended December 31, 2001 includes results of operations of the Excluded Businesses as set out below for the period from January 1, 2001 to June 30, 2001, the date immediately before the effective date of Reorganization, when such businesses were retained by Chinalco pursuant to the Reorganization (Note 1(a)). Accordingly, these operations were not included in the Company's operations subsequent to the Reorganization.

	Pro forma combined year ended December 31, 2001 *RMB'000*
Turnover	4,022
Operating loss before financing costs	13,604
Finance costs	2,400
Net loss	16,004

17. Intangible assets

	Group and Company		
	Goodwill *RMB'000*	**Mining rights** *RMB'000*	**Total** *RMB'000*
As of January 1, 2002	480,630	280,586	761,216
Additions	—	19,840	19,840
Amortization charge for the year (Note 6)	(24,648)	(19,471)	(44,119)
As of December 31, 2002	**455,982**	**280,955**	**736,937**
As of December 31, 2002			
Cost	**492,954**	**285,341**	**778,295**
Additions	**—**	**19,840**	**19,840**
Accumulated amortization	**(36,972)**	**(24,226)**	**(61,198)**
Net book amount	**455,982**	**280,955**	**736,937**
As of December 31, 2001			
Cost	492,954	285,341	778,295
Accumulated amortization	(12,324)	(4,755)	(17,079)
Net book amount	480,630	280,586	761,216

18. Property, plant and equipment

	Group					
	Construction in progress	Buildings	Plant and machinery	Motor vehicles and transportation facilities	Office and other equipment	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Cost						
As of January 1, 2002	3,244,608	10,483,523	19,157,200	686,433	184,894	33,756,658
Additions	3,743,909	35,881	94,256	84,800	13,748	3,972,594
Transfers	(3,443,433)	1,047,465	2,343,960	89,469	(37,461)	-
Disposals	—	(11,148)	(60,646)	(21,901)	(19,558)	(113,253)
As of December 31, 2002	**3,545,084**	**11,555,721**	**21,534,770**	**838,801**	**141,623**	**37,615,999**
Accumulated depreciation and impairment						
As of January 1, 2002	11,406	3,395,064	9,317,534	403,159	71,344	13,198,507
Charge for the year	—	435,361	1,365,764	88,111	33,686	1,922,922
Transfers	(11,406)	3,019	19,940	19,164	(30,717)	-
Disposals	—	(2,500)	(44,319)	(15,548)	(6,628)	(68,995)
As of December 31, 2002	**—**	**3,830,944**	**10,658,919**	**494,886**	**67,685**	**15,052,434**
Net book value						
As of December 31, 2002	**3,545,084**	**7,724,777**	**10,875,851**	**343,915**	**73,938**	**22,563,565**
As of December 31, 2001	3,233,202	7,088,459	9,839,666	283,274	113,550	20,558,151

18. Property, plant and equipment *(continued)*

	Company					
	Construction in progress *RMB'000*	Buildings *RMB'000*	Plant and machinery *RMB'000*	Motor vehicles and transportation facilities *RMB'000*	Office and other equipment *RMB'000*	Total *RMB'000*
Cost						
As of January 1, 2002	2,649,154	9,846,967	17,495,482	663,713	173,738	30,829,054
Additions	3,413,046	36,009	6,238	78,511	12,709	3,546,513
Transfer from a subsidiary	342,075	—	—	—	—	342,075
Transfer	(2,971,278)	910,300	2,023,982	89,581	(52,585)	—
Disposals	—	(5,180)	(45,419)	(21,192)	(10,708)	(82,499)
As of December 31, 2002	**3,432,997**	**10,788,096**	**19,480,283**	**810,613**	**123,154**	**34,635,143**
Accumulated depreciation and impairment						
As of January 1, 2002	11,406	3,241,059	8,553,953	396,165	66,464	12,269,047
Charge for the year	—	394,870	1,262,307	83,877	27,506	1,768,560
Transfers	(11,406)	3,019	19,940	19,164	(30,717)	—
Disposals	—	(2,500)	(27,897)	(15,157)	(464)	(46,018)
As of December 31, 2002	**—**	**3,636,448**	**9,808,303**	**484,049**	**62,789**	**13,991,589**
Net book value						
As of December 31, 2002	**3,432,997**	**7,151,648**	**9,671,980**	**326,564**	**60,365**	**20,643,554**
As of December 31, 2001	2,637,748	6,605,908	8,941,529	267,548	107,274	18,560,007

All the buildings of the Group and of the Company are located in the PRC.

As of December 31, 2002, no fixed assets were pledged as security. As of December 31, 2001, fixed assets with total net book value of approximately RMB2,238,406,000 and RMB2,187,760,000, respectively were pledged as security for bank borrowings of the Group and of the Company.

19. Investments in subsidiaries

	Company	
	2002	2001
	RMB'000	*RMB'000*
Investments at cost:		
Unlisted securities	**210,800**	385,581
Shares listed in the PRC	**965,196**	965,196
	1,175,996	1,350,777

Shares listed in the PRC are in respect of shares in Shandong Aluminum Industry Co., Ltd. The total market value of such listed shares as of December 31, 2002 was RMB3,128,062,000 (2001: RMB3,860,077,000).

In April 2002, the whole operations and the related assets and liabilities of Qinghai Haixing Aluminum Co., Ltd.,("Haixing"), a wholly owned subsidiary, were transferred to the Company's branch in Qinghai for the purpose of streamlining structure and strengthening control. The net assets which were transferred based on the book value amounted to approximately RMB156 million. Haixing was wound up by the end of April 2002.

The following is a list of the principal subsidiaries as of December 31, 2002:

Name	Place of incorporation and operation	Legal status	Particulars of issued capital	Equity interest held	Principal Activities
Shandong Aluminum Industry Co., Ltd. (山東鋁業股份有限公司)	PRC	Joint stock company with limited liability listed on the Shanghai Stock Exchange	560,000,000 A shares of RMB1 each	71.4%	Manufacture and distribution of alumina and primary aluminum
Shandong Hengcheng Machinery Works (山東恒成機械製造廠)	PRC	* (Note)	Paid up capital of RMB14,087,000	100%	Manufacture of mechanical equipment
Shanxi Longmen Aluminum Co., Ltd. (山西龍門鋁業有限公司)	PRC	Company with limited liability	Paid up capital of RMB40,000,000	55%	Manufacture and distribution of primary aluminum
Zibo Shengye Science Industrial Trading Co., Ltd. (淄博聖業科工貿有限公司)	PRC	Company with limited liability	Paid up capital of RMB2,134,000	100% (of which 43% is held indirectly)	Manufacture, installation and repair of testers
The Design Institute of Shandong Aluminum Corporation (山東鋁業公司設計院)	PRC	* (Note)	Paid up capital of RMB3,003,000	100%	Design of production process and provision of technical consulting services

19. Investments in subsidiaries *(continued)*

Name	Place of incorporation and operation	Legal status	Particulars of issued capital	Equity interest held	Principal Activities
Zibo Wancheng Industrial Trading Co., Ltd. (淄博萬成工貿有限公司)	PRC	Company with limited liability	Paid up capital of RMB13,870,000	100%	Provision of repair and maintenance services for electrical plant and machinery
Zhengzhou Hicer H tech Ceramics Co., Ltd. (鄭州海賽高科技陶瓷有限責任公司)	PRC	Company with limited liability	Paid up capital of RMB5,000,000	80%	Manufacture and distribution of ceramic products
Zibo Kaipeng Hi-tech and Industrial Trading Co., Ltd. (淄博凱鵬高科技工貿有限公司)	PRC	Company with limited liability	Paid up capital of RMB922,000	100% (of which 32.5% is held indirectly)	Design of manufacturing automated systems
Hejing Hedong Carbon Plant (河津市河東碳素廠)	PRC	**(Note)	Paid up capital of RMB1,750,000	72.6%	Manufacture and distribution of electrode
China Aluminum International Trading Co., Ltd. (中鋁國際貿易有限公司)	PRC	Company with limited liability	Paid up capital of RMB100,000,000	100%	Import and export activities
Shandong Aluminum Electronic Technology Co., Ltd (山東鋁業電子技術有限公司)	PRC	Company with limited liability	Paid up capital of RMB20,000,000	75%	Manufacture and distribution of electronic products
Research & Design Institute Great Wall Aluminum Corporation (長城設計院)	PRC	* (Note)	Paid up capital of RMB2,000,000	100%	Design of production process and provision of technical consulting services
China Aluminum Qinghai International Trading Corp., Ltd (中國青海國際貿易有限公司)	PRC	Company with limited liability	Paid up capital of RMB6,000,000	90% (held indirectly)	Import and export activities
Chalco Foshan Trading Co., Ltd (中鋁佛山貿易有限公司)	PRC	Company with limited liability	Paid up capital of RMB10,000,000	99% (held indirectly)	Trading of alumina and primary aluminum products
Chalco Chongqing Trading Co., Ltd (中鋁重慶銷售有限公司)	PRC	Company with limited liability	Paid up capital of RMB3,000,000	99.5% (held indirectly)	Trading of alumina and primary aluminum products

19. Investments in subsidiaries (continued)

Name	Place of incorporation and operation	Legal status	Particulars of issued capital	Equity interest held	Principal Activities
China Alumimun International Shipping and Forwarding (Beijing) Corp., Ltd (中鋁國貿貨運有限公司)	PRC	Company with limited liability	Paid up capital of RMB6,000,000	98% (held indirectly)	Transportation services
Chalco Kelin Aluminum of Shanghai Co., Ltd (上海中鋁凱林鋁業有限公司)	PRC	Company with limited liability	Paid up capital of RMB3,000,000	99% (held indirectly)	Trading of alumina and primary aluminum products

*Note: As of December 31, 2002, the legal status of these subsidiaries were either "state-owned enterprise (marked with *)" or "collectively-owned enterprise (marked with **)", respectively. The Company is in the process of rectifying the legal status of these subsidiaries which have been consolidated into the Group's financial statements as the Directors are of the view that these enterprises meet the criteria of being a subsidiary.*

The English name of the above subsidiaries are direct translations of their names in Chinese.

20. Interest/investment in a jointly controlled entity

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Unlisted equity investment, at cost	**—**	—	**17,869**	17,869
Share of net assets	**17,695**	17,949	**—**	—
	17,695	17,949	**17,869**	17,869

The Company has a 50% interest in ownership, voting power and profit sharing in Shanxi JinXin Aluminum Co., Ltd, a joint venture incorporated and operated in the PRC which is engaged in the production of primary aluminum. The joint venture, which has paid up capital of RMB20,000,000 formed with an unrelated party, was established on April 8, 1996 for a period of 15 years.

21. Long-term investments

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Unlisted equity investments, at cost	**900**	2,956	**—**	—
Unlisted held-to-maturity debt securities, at cost	**10,158**	—	**10,158**	—
	11,058	2,956	**10,158**	—

22. Inventories

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Raw materials	**878,784**	964,650	**692,102**	814,463
Work in progress	**1,284,858**	1,170,200	**1,137,010**	994,811
Finished goods	**532,706**	1,088,184	**375,436**	829,230
Production supplies	**560,388**	577,100	**523,395**	570,051
	3,256,736	3,800,134	**2,727,943**	3,208,555

As of December 31, 2002, inventories of the Group and of the Company with costs of RMB269,645,000 (2001: RMB254,911,000) and RMB153,914,000 (2001: RMB188,053,000), respectively, were stated at the net realizable value of approximately RMB245,707,000 (2001: RMB200,518,000) and RMB137,330,000 (2001: RMB143,345,000), respectively.

23. Accounts receivable, net

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Trade receivables (Note (a))	**847,792**	1,431,031	**693,370**	1,258,148
Bills receivable (Note (b))	**1,068,056**	935,266	**835,668**	715,538
	1,915,848	2,366,297	**1,529,038**	1,973,686

(a) Trade receivables

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Gross trade receivables	**1,174,559**	1,856,747	**943,355**	1,598,067
Less: Provision for doubtful accounts	**(326,767)**	(425,716)	**(249,985)**	(339,919)
	847,792	1,431,031	**693,370**	1,258,148

The Group performs periodic credit evaluation on its customers and different credit policies are adopted for individual customers accordingly. Certain of the Group's sales were on advance payment or documents against payment and sales to small, new or short-term customers are normally expected to be settled shortly after delivery. A credit period, which may be extended for up to one year, may be granted, subject to negotiation, in respect of sales to large or long-established customers.

As of December 31, 2002, the aging analysis of trade receivables, net of provision made, was as follows:

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 1 month	**284,834**	789,891	**202,770**	675,511
Between 2 and 6 months	**269,880**	541,680	**201,063**	499,119
Between 7 and 12 months	**115,900**	45,955	**114,377**	34,730
Between 1 and 2 years	**165,022**	39,002	**164,098**	35,330
Between 2 and 3 years	**12,156**	14,503	**11,062**	13,458
	847,792	1,431,031	**693,370**	1,258,148

(b) Bills receivable are bills of exchange with maturity dates of within six months.

24. Due from related parties

The amounts due from related parties can be analyzed as follows:

	Trade			
	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Fellow subsidiaries	**32,939**	20,420	**21,624**	20,420
Subsidiaries	**—**	—	**78,918**	48,037
Other related parties	**120,439**	119,416	**120,439**	119,416
	153,378	139,836	**220,981**	187,873

	Others			
	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Fellow subsidiaries	**301,791**	547,053	**294,125**	251,641
Subsidiaries	**—**	—	**150,702**	259,850
Jointly controlled entity	**16,267**	17,618	**16,267**	17,618
Other related parties	**1,193**	—	**1,193**	—
	319,251	564,671	**462,287**	529,109

	Total			
	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Fellow subsidiaries	**334,730**	567,473	**315,749**	272,061
Subsidiaries	**—**	—	**229,620**	307,887
Jointly controlled entity	**16,267**	17,618	**16,267**	17,618
Other related parties	**121,632**	119,416	**121,632**	119,416
	472,629	704,507	**683,268**	716,982

24. Due from related parties *(continued)*

As of December 31, 2002, the aging analysis of amounts due from related parties, which are trading in nature, was as follows:

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 1 month	**10,476**	13,409	**9,622**	13,092
Between 2 and 6 months	**12,277**	1,538	**6,417**	49,943
Between 7 and 12 months	**7,966**	121,970	**82,283**	121,919
Between 1 and 2 years	**122,659**	2,919	**122,659**	2,919
	153,378	139,836	**220,981**	187,873

Other receivables from the fellow subsidiaries, the jointly controlled entity and other related parties are unsecured, non-interest bearing and are repayable on demand.

25. Other current assets

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Purchase deposits to suppliers	**269,474**	174,934	**214,368**	122,486
Other deposits and prepayments	**161,554**	160,908	**95,610**	99,128
Value-added tax recoverable	**9,877**	20,893	**9,877**	20,893
Short-term listed investments, at fair value	**4,859**	2,376	**—**	292
Others (Note)	**124,744**	287,553	**71,191**	491,665
	570,508	646,664	**391,046**	734,464

Note: As of December 31, 2002, the balances of the Group and of the Company were stated net of provision for doubtful receivables of RMB148,542,000 (2001: RMB178,808,000) and RMB148,269,000 (2001: RMB178,114,000), respectively.

26. Bank balances and cash

Details of bank balances pledged are as follows:

	Assets pledged		Related liabilities	
	Nature	Amount *RMB'000*	Nature	Amount *RMB'000*
Group				
December 31, 2002	**Bank balances**	**42,924**	**Bills payable**	**91,524**
	Bank balances	**3,245**	**Letter of credit**	**3,245**
December 31, 2001	Bank balances	87,171	Bills payable	206,174
	Bank balances	60,000	Long-term bank loans	90,000
Company				
December 31, 2002	**Bank balances**	**42,924**	**Bills payable**	**91,524**
	Bank balances	**3,245**	**Letter of credit**	**3,245**
December 31, 2001	Bank balances	87,171	Bills payable	206,174
	Bank balances	60,000	Long-term bank loans	90,000

27. Accounts payable

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Trade payables (Note (a))	**1,348,816**	1,462,577	**1,151,250**	1,287,705
Bills payable (Note (b))	**622,693**	663,446	**472,683**	589,446
	1,971,509	2,126,023	**1,623,933**	1,877,151

(a) Trade payables

As of December 31, 2002, the aging analysis of trade payables was as follows:

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 1 month	**768,637**	866,481	**657,517**	767,440
Between 2 and 6 months	**387,728**	245,544	**323,021**	206,651
Between 7 and 12 months	**74,221**	150,564	**61,132**	135,592
Between 1 and 2 years	**60,817**	71,126	**54,320**	51,197
Between 2 and 3 years	**3,420**	47,347	**3,302**	46,770
Over 3 years	**53,993**	81,515	**51,958**	80,055
	1,348,816	1,462,577	**1,151,250**	1,287,705

(b) Bills payable are repayable within six months.

28. Due to related parties

The amounts due to related parties can be analyzed as follows:

	Trade			
	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Fellow subsidiaries	**86,292**	30,206	**69,747**	19,144
Subsidiaries	**—**	—	**11,655**	9,123
Other related parties	**18,812**	741	**18,812**	741
	105,104	30,947	**100,214**	29,008

	Others			
	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Holding company	**166,351**	309,860	**166,351**	309,860
Fellow subsidiaries	**477,635**	874,447	**464,901**	719,286
Subsidiaries	**—**	—	**13,125**	142,694
Other related parties	**11,979**	36,960	**11,979**	36,960
	655,965	1,221,267	**656,356**	1,208,800

	Total			
	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Holding company	**166,351**	309,860	**166,351**	309,860
Fellow subsidiaries	**563,927**	904,653	**534,648**	738,430
Subsidiaries	**—**	—	**24,780**	151,817
Other related parties	**30,791**	37,701	**30,791**	37,701
	761,069	1,252,214	**756,570**	1,237,808

28. Due to related parties *(continued)*

As of December 31, 2002, aging analysis of amounts due to related parties, which are trading in nature, was as follows:

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 1 month	**47,142**	7,502	**50,114**	5,563
Between 2 and 6 months	**56,130**	23,445	**49,367**	23,445
Between 7 and 12 months	**1,273**	—	**721**	—
Over 1 year	**559**	—	**12**	—
	105,104	30,947	**100,214**	29,008

Other payables to holding company, fellow subsidiaries and other related parties are unsecured, non-interest bearing and are repayable on demand.

29. Other payables and accruals

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Interest payable	**155,470**	786,335	**155,470**	786,335
Sales deposits from customers	**380,891**	411,176	**261,498**	315,167
Accrued payroll	**378,027**	760,680	**287,196**	648,749
Staff welfare payable	**236,670**	246,298	**202,394**	225,915
Accrued construction costs	**828,067**	837,298	**731,551**	514,592
Taxes other than income taxes payable	**358,573**	417,973	**331,715**	401,086
Payable for purchase of minority interests (Note)	**—**	200,000	**—**	200,000
Accrued contributions to retirement schemes	**61,226**	63,312	**30,206**	44,932
Other accruals	**405,112**	380,903	**375,106**	579,706
	2,804,036	4,103,975	**2,375,136**	3,716,482

Note: Prior to the Reorganization, Chinalco acquired the remaining 25% equity interest in Qinghai Aluminum Co., Ltd. from the latter party's then minority shareholders. The consideration was pro rated for the core assets which were transferred to the Group upon the Reorganization. The amount represents balance of the consideration payable and which was transferred to the Group as part of the Reorganization.

30. Issued capital and reserves

(a) Share capital

	Company	
	2002	2001
	RMB'000	*RMB'000*
Registered, issued and fully paid:		
10,499,900,153 (2001: 10,352,942,000) shares of RMB1.00 each	**10,499,900**	10,352,942

The initial registered capital of the Company was RMB8,000,000,000, consisting of 8,000,000,000 domestic shares of par value of RMB1.00 per share. These 8,000,000,000 shares were issued to promoters of the Company, namely Chinalco, Guangxi Development and Investment Co., Ltd. 廣西開發投資有限責任公司 ("Guangxi Development") and Guizhou Development.

In mid December 2001, the registered, issued and fully paid capital of the Company were all increased to RMB10,352,942,000 by the issuance of an additional 2,352,942,000 H shares of RMB1.00 each to the public. In addition, a total number of 235,294,000 domestic shares in issue owned as to 151,271,000 domestic shares by Chinalco and as to 84,023,000 domestic shares in total by the three minority shareholders were converted into H shares and sold to the public.

In January 2002, the registered, issued and fully paid capital of the Company were all further increased to RMB10,499,900,153 by the issuance of an additional 146,958,153 new H shares of RMB1.00 each to the public upon the exercise of the Over-allotment Option by the Joint Global Coordinators of the Global Offering ("Over-allotment"). The net proceeds to the Company from the Over-allotment amounted to approximately RMB205 million. As part of this exercise, a total number of 14,695,815 domestic shares in issue owned as to 9,447,940 domestic shares by Chinalco and as to 5,247,875 domestic shares in total by the three minority shareholders were converted into H shares and sold to the public. As of December 31, 2002, the total number of domestic shares and H shares were 7,750,010,185 shares and 2,749,889,968 shares, respectively.

30. Issued capital and reserves *(continued)*

(b) Reserves of the Company

For the year ended December 31, 2002

	Capital reserve (Note (b)(i))	Statutory surplus reserve (Note (b)(ii))	Statutory public welfare fund (Note (b)(iii))	Retained earnings (Note (b)(iv))	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
As of January 1, 2002	3,252,461	43,799	43,799	376,257	3,716,316
Issue of shares	68,212	—	—	—	68,212
Share issue expenses	(10,415)	—	—	—	(10,415)
Profit for the year	—	—	—	1,358,213	1,358,213
Transfer to	—	—	—	—	—
— statutory surplus reserve	—	136,329	—	(136,329)	—
— statutory public welfare fund	—	—	136,329	(136,329)	—
Dividend paid	—	—	—	(178,498)	(178,498)
As of December 31, 2002	3,310,258	180,128	180,128	1,283,314	4,953,828
Representing:					
2002 final dividend proposed				472,496	
Others				810,818	
Retained earnings as of December 31, 2002				1,283,314	

30. Issued capital and reserves *(continued)*

(b) Reserves of the Company *(continued)*

For the period from September 30, 2001 to December 31, 2001

	Capital reserve (Note (b)(i)) *RMB'000*	Statutory surplus reserve (Note (b)(ii)) *RMB'000*	Statutory public welfare fund (Note (b)(iii)) *RMB'000*	Retained earnings (Note (b)(iv)) *RMB'000*	Total *RMB'000*
Capitalization upon incorporation of the Company	2,403,804	—	—	—	2,403,804
Issue of new shares at a premium (Note (a))	1,088,732	—	—	—	1,088,732
Share issue expenses	(343,075)	—	—	—	(343,075)
Profit for the period from the effective date of Reorganization to December 31, 2001 (Note 1)	—	—	—	566,855	566,855
Transfer to					
— capital reserve	103,000	—	—	(103,000)	—
— statutory surplus reserve	—	43,799	—	(43,799)	—
— statutory public welfare fund	—	—	43,799	(43,799)	—
As of December 31, 2001	3,252,461	43,799	43,799	376,257	3,716,316
Representing:					
2001 final dividend proposed				178,498	
Others				197,759	
Retained earnings as of December 31, 2001				376,257	

30. Issued capital and reserves *(continued)*

(b) Reserves of the Company *(continued)*

(i) Capital reserve

	2002 RMB'000	2001 RMB'000
Capital reserve represents:		
Premium on issue of shares upon Reorganization	**2,403,804**	2,403,804
Premium on subsequent issue of shares to the public	**803,454**	745,657
Gain on waiver of interest (Note 7(a))	**103,000**	103,000
	3,310,258	3,252,461

Capital reserve can only be used to increase share capital.

(ii) Statutory surplus reserve

In accordance with the relevant PRC laws and financial regulations, every year the Company is required to transfer 10% of the profit after taxation prepared in accordance with PRC accounting standards to the statutory surplus reserve until the balance reaches 50% of the paid-up share capital. Such reserve can be used to reduce any losses incurred and to increase share capital. Except for the reduction of losses incurred, any other usage should not result in this reserve balance falling below 25% of the registered capital.

(iii) Statutory public welfare fund

In accordance with the relevant PRC laws and financial regulations, every year the Company is required to transfer between 5% to 10% of the profit after taxation prepared in accordance with PRC accounting standards to the statutory public welfare fund. The use of this fund is restricted to capital expenditure for employees' collective welfare facilities, the ownership in respect of which belongs to the Group. The statutory public welfare fund is not available for distribution to shareholders except under liquidation. Once the capital expenditure on staff welfare facilities has been made, an equivalent amount must be transferred from the statutory public welfare fund to the discretionary surplus reserve, a reserve which can be used to reduce any losses incurred or to increase share capital. The Company decided to make a 10% transfer as statutory public welfare fund for the year ended December 31, 2002 (Period from September 10, 2001 to December 31, 2001: 10%).

30. Issued capital and reserves *(continued)*

(b) Reserves of the Company *(continued)*

(iv) Retained earnings (accumulated losses)

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Company and subsidiaries	**1,326,271**	393,383	**1,283,314**	376,257
A jointly controlled entity	**(1,437)**	(1,183)	—	—
	1,324,834	392,200	**1,283,314**	376,257

31. Long-term loans

Long-term loans include bank loans and other loans which are analyzed as follows:

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Loans				
Unsecured	**6,003,282**	6,125,346	**5,803,282**	5,915,346
Secured	—	590,757	—	590,757
	6,003,282	6,716,103	**5,803,282**	6,506,103
Current portion of long-term loans	**(1,053,984)**	(1,324,242)	**(1,003,984)**	(1,324,242)
	4,949,298	5,391,861	**4,799,298**	5,181,861

31. Long-term loans *(continued)*

The repayment terms of the loans are analyzed as follows:

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Bank loans				
Wholly repayable within five years	**1,634,400**	2,985,891	**1,434,400**	2,775,891
Not wholly repayable within five years	**3,800,609**	2,066,107	**3,800,609**	2,066,107
	5,435,009	5,051,998	**5,235,009**	4,841,998
Other loans				
Wholly repayable within five years	**273,158**	1,644,105	**273,158**	1,644,105
Not wholly repayable within five years	**295,115**	20,000	**295,115**	20,000
	568,273	1,664,105	**568,273**	1,664,105
	6,003,282	6,716,103	**5,803,282**	6,506,103

As of December 31, 2002, the Group's bank loans and other borrowings were repayable as follows:

	Bank loans			
	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within one year	**841,131**	691,707	**791,131**	691,707
In the second year	**889,399**	787,976	**849,399**	737,976
In the third to fifth year	**2,761,494**	2,763,427	**2,651,494**	2,603,427
After the fifth year	**942,985**	808,888	**942,985**	808,888
	5,435,009	5,051,998	**5,235,009**	4,841,998

31. Long-term loans *(continued)*

	Other loans			
	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within one year	**212,853**	632,535	**212,853**	632,535
In the second year	**105,420**	447,550	**105,420**	447,550
In the third to fifth year	**250,000**	564,020	**250,000**	564,020
After the fifth year	**—**	20,000	**—**	20,000
	568,273	1,664,105	**568,273**	1,664,105

	Total			
	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within one year	**1,053,984**	1,324,242	**1,003,984**	1,324,242
In the second year	**994,819**	1,235,526	**954,819**	1,185,526
In the third to fifth year	**3,011,494**	3,327,447	**2,901,494**	3,167,447
After the fifth year	**942,985**	828,888	**942,985**	828,888
	6,003,282	6,716,103	**5,803,282**	6,506,103

As of December 31,2002, all of the Group's bank loans were unsecured.

As of December 31, 2001, the Group's bank loans of RMB1,124,878,000 were secured by the following:

(i) Certain property, plant and equipment of the Group (Note 18); and

(ii) Bank deposits of RMB60,000,000 of the Group (Note 26).

As of December 31, 2002, bank loans of the Group and of the Company of RMB4,300,949,000 (2001: RMB2,750,110,000) and RMB4,150,949,000 (2001: RMB2,580,110,000), respectively, were guaranteed by Chinalco.

Banking facilities

As of December 31, 2002, the Group had total banking facilities of approximately RMB18,043 million, (2001:RMB11,533 million), inclusive of long-term facilities of approximately RMB9,111 million (2001:RMB6,716 million) and other loan facilities of approximately RMB8,931 million (2001: RMB4,817 million). Out of the total banking facilities granted, amounts totalling RMB10,813 million have been utilized as of December 31, 2002 (2001: RMB11,533 million). Banking facilities of approximately RMB14,433 million require renewal during 2003. The Directors of the Company are confident that such banking facilities can be renewed upon expiry.

31. Long-term loans *(continued)*

Banking facilities *(continued)*

The characteristics of long-term loans as of December 31, 2002 can be analyzed as follows:

Loan	Interest rate and final maturity	2002 RMB'000	2001 *RMB'000*
Bank loans:			
Renminbi-denominated loans:			
Bank loans for development of production facilities	Variable interest rates ranging from 5% to 6% per annum as of December 31, 2002 with maturities through to 2009 *(2001: interest-free to 7.2% per annum with maturities through 2009)*	**2,067,600**	2,637,178
Bank loans for working capital	Majority variable interest rates ranging from 4.8% to 7.6% per annum as of December 31, 2002 with maturities through to 2007 (2001: 5.9% to 11.2% per annum with maturities through 2009)	**3,182,071**	2,209,960
U.S. Dollar-denominated loans:			
Bank loans for development of production facilities	Variable interest rates ranging from interest-free to LIBOR+1.5% per annum as of December 31, 2001 with maturities through 2002	**—**	9,532
Euro-denominated loans:			
Bank loans for development of production facilities	Fixed interest rates ranging from 2.3% to 9.4% per annum as of December 31, 2002 with maturities through to 2021	**172,911**	—
French Franc-denominated loans:			
Bank loans for development of production facilities	Fixed interest rates at 2.8% to 9.4% per annum as of December 31, 2001 with maturities through to 2021	**—**	178,378
Netherlands Guilder-denominated loans:			
Bank loans for development of production facilities	Fixed interest rate at 2.8% per annum as of December 31,2001 with maturities through to 2003	**—**	3,382
Danish Krone-denominated loans:			
Bank loans for development of production facilities	Fixed interest rates ranging from 0.3% to 9.2% per annum as of December 31, 2002 with maturities through to 2015 (2001: interest-free to 9.2% per annum with maturities through to 2015)	**12,427**	13,568
		5,435,009	5,051,998
Other loans:			
Renminbi-denominated loans:			
Bank loans for working capital	*Variable interest rates ranging from interest-free to 6.2%* per annum as of December 31, 2002 with maturities through 2006 (2001: interest-free to 6.5% per annum with maturities through 2006)	**568,273**	1,664,105

32. Notes to the consolidated/pro forma combined cash flow statements

Consolidated cash flow statement

(a) Analysis of changes in financing during the year/period

	Issued capital and reserves		Minority interests		Loans	
	2002	2001	**2002**	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
As of January 1, 2002 or September 10, 2001	**14,096,085**	—	**429,880**	—	**10,869,410**	—
Acquisition pursuant to the Reorganization	**—**	10,403,804	**—**	411,919	**—**	10,938,312
Issue of shares	**215,170**	3,441,674	**—**	—	**—**	—
Share issue expenses	**(10,415)**	(343,075)	**—**	—	**—**	—
Profit for the year/period	**1,401,605**	593,682	**—**	—	**—**	—
Injection of capital by minority shareholders	**—**	—	**600**	—	**—**	—
Minority interests in share of profits	**—**	—	**46,822**	17,961	**—**	—
Net cash outflows from financing related to loans	**—**	—	**—**	—	**(956,879)**	(68,902)
Interest payable transfer to bank loan	**—**	—	**—**	—	**140,041**	—
Dividend paid to minority shareholders	**—**	—	**(39,493)**	—	**—**	—
Dividend paid	**(178,498)**	—	**—**	—	**—**	—
As of December 31, 2002	**15,523,947**	14,096,085	**437,809**	429,880	**10,052,572**	10,869,410

32. Notes to the consolidated/pro forma combined cash flow statements *(continued)*

Consolidated cash flow statement *(continued)*

(b) Purchase of a subsidiary

There were no purchases of subsidiaries for the year ended December 31, 2002.

The effects of the purchase of a subsidiary during the period from September 10, 2001 (date of incorporation) to December 31, 2001 on cash flow of the Group are as follows:

	RMB'000
Net assets acquired	
Fixed assets	291,218
Inventories	832
Other receivables	13,560
Bank balances and cash	2,038
Other payables	(63,248)
Short-term loan	(65,000)
	179,400
Satisfied by	
Cash	179,400

The subsidiary acquired did not contribute to the Group's net operating cash flows, did not make payment in respect of the net returns on investments, servicing of finance and taxation and paid RMB819,134 for investing activities.

Analysis of the net outflow in respect of the purchase of a subsidiary:

	RMB'000
Cash consideration	(179,400)
Bank balances and cash in hand acquired	2,038
Net cash outflow in respect of the purchase of a subsidiary	(177,362)

32. Notes to the consolidated/pro forma combined cash flow statements *(continued)*

Pro forma combined cash flow statement

(a) Analysis of changes in financing during the year ended December 31, 2001:

	Owner's equity/ issued capital and reserves *RMB'000*	**Minority interests** *RMB'000*	**Loans** *RMB'000*
At January 1, 2001	5,026,099	393,724	10,061,797
Effect of the Reorganization (Note)	4,127,132	52,436	—
Profit for the year	1,588,077	—	—
Minority interests in share of profits	—	63,713	—
Profit distribution	(4,722)	—	—
Net cash inflows from financing related to loans	—	—	807,613
Contributions from, net of distributions to, owner	260,900	—	—
Conversion of debts into equity	—	—	—
Dividends paid to minority shareholders	—	(79,993)	—
Issue of shares	3,441,674	—	—
Share issue expenses	(343,075)	—	—
As December 31, 2001	14,096,085	429,880	10,869,410

Note: The effect of the Reorganization comprised the net impact of (i) the restatement of property, plant and equipment from their respective carrying value to cost to the Group pursuant to the Reorganization, (ii) distribution of the Excluded Cash and (iii) net liabilities of the Excluded Business.

32. Notes to the consolidated/pro forma combined cash flow statements *(continued)*

Pro forma combined cash flow statement *(continued)*

(b) Purchase of a subsidiary

The effects of the purchase of a subsidiary during the year ended December 31, 2001 on cash flow of the Group are as follows:

	RMB'000
Net assets acquired	
Fixed assets	291,218
Inventories	832
Other receivables	13,560
Bank balances and cash	2,038
Other payables	(63,248)
Short-term loan	(65,000)
	179,400
Satisfied by	
Cash	179,400

The subsidiary acquired did not contribute to the Group's net operating cash flows, did not make payment in respect of the net returns on investments, servicing of finance and taxation and paid RMB 819,134 for investing activities.

Analysis of the net outflow in respect of the purchase of a subsidiary:

	RMB'000
Cash consideration	(179,400)
Bank balances and cash in hand acquired	2,038
Net cash outflow in respect of the purchase of a subsidiary	(177,362)

33. Litigation and contingent liabilities

(a) Litigation

(i) As of December 31, 2002, the Group has no significant pending litigation.

(ii) In July 2002, a service provider of the Company sued the Company in Hong Kong for recovery of service fee for document processing, printing and translation services provided in respect of the prospectus during the listing process of the Company. The lawsuit was subsequently settled out of court in January 2003 when an agreement was reached by both parties to settle the outstanding service fee. Adequate provision has been made for the agreed settlement amount in the financial statements.

(b) Compensation with regard to the formation of an equity joint venture

Pursuant to a memorandum of understanding dated November 12, 2001 (the "MOU") signed between the Company and Alcoa International (Asia) Limited ("Alcoa"), the two parties have agreed to form a 50/50 equity joint venture which will own and operate the alumina and primary aluminum production facilities owned by a branch of the Company in Pingguo, Guangxi (the "Pingguo JV"). Pursuant to the Subscription Agreement pertaining to which Alcoa acquired shares in the Company, if the final joint venture agreement of the Pingguo JV is not executed within eight months of the closing of the Company's global offering or if all necessary relevant PRC government approvals for the Pingguo JV are not obtained within 12 months of the closing of the Company's global offering, due to the failure of a party to abide by its expressions of intent in the MOU, then that party would be obliged to pay US$7.5 million (equivalent to RMB62.1 million) to the other party as compensation.

Although the final joint venture agreement was not executed within eight months of the closing of the Company's global offering, the Company continues to work actively and closely with Alcoa to conclude the joint venture agreement consistently with its expressed intentions in the MOU.

On December 17, 2002 a joint announcement was made by the Company and Alcoa regarding the revised timetable in formalizing the Pingguo JV. According to this joint announcement, both parties are satisfied with the progress of preparations made during 2002 and expect to finalize the necessary arrangements and obtain government approvals by the second half of 2003. The Company has not made a claim against Alcoa nor, according to the Directors, has Alcoa asserted a claim against the Company for compensatory payment.

34. Commitments

(a) Capital commitments for property, plant and equipment

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Contracted but not provided for	**2,449,333**	3,241,135	**2,227,916**	3,241,135
Authorized but not contracted for	**5,477,890**	2,427,418	**4,954,960**	2,427,418
	7,927,223	5,668,553	**7,182,876**	5,668,553

(b) Commitments under operating leases

As of December 31, 2002, the Group and the Company had future aggregate minimum lease payments in relation to land and buildings under non-cancellable operating leases as follows:

	Group		Company	
	2002	2001	**2002**	2001
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Not later than one year	**141,995**	141,968	**141,995**	141,968
Later than one year and not later than five years	**567,980**	567,873	**567,980**	567,873
Later than five years	**5,946,215**	6,087,845	**5,946,215**	6,087,845
	6,656,190	6,797,686	**6,656,190**	6,797,686

35. Related party transactions

Related parties refer to entities in which Chinalco has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions, or Directors or officers of the Company. Given that the PRC government still owns a significant portion of the productive assets in the PRC despite the continuous reform of the government structure, the majority of the Group's business activities had been conducted with enterprises directly or indirectly owned or controlled by the PRC government ("state-owned enterprises"), including Chinalco, in the ordinary course of business. The management of the Company are of the view that the Group is not to disclose transactions with state-owned enterprises whose relationships with the Group were merely by virtue of common control or significant influence by the PRC government as related party transactions.

35. Related party transactions *(continued)*

Saved as disclosed in Note 1(a) in respect of the transactions with respect to the Reorganization and elsewhere in the financial statements and the pro forma financial information. Significant related party transactions which were carried out in the normal course of the Group's business are as follows:

	Note	**Consolidated year ended December 31, 2002** *RMB'000*	Consolidated period from September 10, 2001 (date of incorporation) to December 31, 2001 *RMB'000*	Pro forma combined year ended December 31, 2001 *RMB'000*
Sales of materials and finished goods to:	(a)			
Holding company and fellow subsidiaries		**479,408**	66,744	333,211
Jointly controlled entity		**21,496**	6,851	20,078
Other related parties		**191,677**	84,603	250,281
		692,581	158,198	603,570
Provision of utility services to the holding company	(b)	**195,519**	50,034	167,034
Provision of engineering, construction and supervisory services by the holding company and fellow subsidiaries	(c)	**665,337**	219,703	519,634
Purchases of key and auxiliary materials from:	(d)			
Holding company and fellow subsidiaries		**212,654**	60,025	255,450
Other related parties		**151,747**	33,471	126,100
		364,401	93,496	381,550
Provision of social services and logistics services by the holding company	(e)	**541,731**	141,231	472,555
Land and building rental charged by the holding company	(f)	**141,995**	43,635	71,559
Building rental charged to the holding company	(g)	**2,584**	805	1,311
Interest expenses in relation to loans from related parties		**—**	—	1,554
Net temporary advances to related parties		—	—	72,663

35. Related party transactions *(continued)*

(a) Materials and finished goods sold to Chinalco, fellow subsidiaries and other related companies (including an associated company of a promoter, namely Guangxi Aluminum Development and Investment Stock Co., Ltd. ("Guangxi Associate"), during all the periods mainly comprised sales of alumina, primary aluminum and scrap materials. Transactions entered into prior to the Reorganization were conducted in the normal course of business at normal commercial terms. Transactions entered into after the Reorganization are covered by the following agreements:

(i) General agreement on Mutual Provision of Production Supplies and Ancillary Services entered into between the Company and Chinalco. The pricing policy is summarized below:

— Adoption of the price prescribed by the PRC government ("State-prescribed price");

— If there is no State-prescribed price then adoption of State-guidance price;

— If there is neither State-prescribed price nor State-guidance price, then adoption of market price (being price charged to and from independent third parties); and

— If none of the above is available, then adoption of a contractual price (being reasonable costs incurred in providing the relevant services plus not more than 5% of such costs).

(ii) Aluminum Ingots and Alumina Supply Agreement entered into between the Company and Guangxi Associate and, under which the Company supply aluminum ingots and alumina products to Guangxi Associate for a three-year period commencing from July 1, 2001. The prevailing market price is adopted for pricing purposes.

(b) Utility services, including electricity, gas, heat and water, were supplied to Chinalco at cost prior to the Reorganization. Cost of the Company was based on the government fixed price where applicable. Subsequent to the Reorganization, these are supplied at the pricing policy as set out in (a)(i) above.

(c) Engineering, project construction and supervisory services were provided by Chinalco and other related parties to the Company mainly for construction projects during all the periods. Prior to the Reorganization, these services were provided at prevailing market prices and on commercial terms no more favourable than terms available to third parties. Subsequent to the Reorganization, provision of these services are covered by the Provision of Engineering, Construction and Supervisory Services Agreement. The State-guidance price or prevailing market price (including tender price where by way of tender) is adopted for pricing purposes.

(d) Prior to the Reorganization, key and auxiliary materials (including bauxite, limestone, carbon, cement, coal) were purchased from Chinalco, fellow subsidiaries and other related companies at normal commercial terms. Subsequent to the Reorganization, these purchases are covered by the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and Mineral Supply Agreement.

35. Related party transactions *(continued)*

(e) Social services and logistics services were provided by Chinalco and cover public security and fire services, education and training, school and hospital services, cultural and physical education, newspaper and magazines, publications and broadcasting and printing as well as property management, environmental and hygiene, greenery, nurseries and kindergartens, sanatoriums and canteens, guesthouses and offices, public transport and retirement management, and other services. Prior to the Reorganization, these services were provided at cost. Subsequent to the Reorganization, provision of these services are covered by the Comprehensive Social and Logistics Services Agreement entered into between the Company and Chinalco. The pricing policy is the same as that adopted in the General Agreement on Mutual Provision of Production Supplies and Ancillary Services Agreement.

(f) Prior to the Reorganization, land had been occupied and used by the Company without incurring charge payable to Chinalco. Subsequent to the Reorganization, rental fee is payable to Chinalco for the rental of land, inclusive of both for industrial or for commercial purposes, occupied and used by the Company during the period at prevailing market lease rates as covered by the Land Use Rights Leasing Agreement entered into between the Company and Chinalco. The annual rent payable is approximately RMB134 million.

(g) According to the Building Leasing Agreement entered into between the Company and Chinalco, the Company is entitled to receive rental fee for buildings and properties transferred to the Group but occupied by Chinalco while the Group is required to pay rental fee for the use of buildings and properties which are retained by Chinalco.

As of December 31, 2002, there existed the following arrangements between the Group and Chinalco, fellow subsidiaries and other related parties:

(i) Prior to the Reorganization, guarantees were granted by Chinalco to banks for the loans borrowed by the Group. Subsequent to the Reorganization, these guarantees are covered by the Guarantee of Debts Contract entered into between the Company and Chinalco.

Besides, prior to the Reorganization, guarantees were granted by the Group to banks and other enterprises for the loans borrowed by fellow subsidiaries and other related parties. Subsequent to the Reorganization, these guarantees are retained by Chinalco.

(ii) Prior to the Reorganization, the right to use trademarks were provided to Chinalco free of charge. Subsequent to the Reorganization, the Company granted to Chinalco a non-exclusive right to use two trademarks for a period of ten years at no cost pursuant to the Trademark Licence Agreement. The Company will be responsible for the payment of a total annual fee of no more than RMB1,000 to maintain effective registration. Under the terms of the agreement, Chinalco may negotiate extension upon terms to be agreed upon.

36. Ultimate holding company

The Directors regard Chinalco, a company incorporated in the PRC, as being the ultimate holding company.

37. Approval of financial statements

The financial statements were approved by the Board of Directors on April 14, 2003.

The pro forma combined financial statements for the year ended December 31, 2001 and the consolidated financial statements for the year ended December 31, 2002 have been prepared in accordance with accounting policies which conform with HK GAAP which may differ in various material respects from accounting principles generally accepted in the United States ("U.S. GAAP"). Such differences involve methods for measuring the amounts shown in these financial statements, as well as additional disclosures required by U.S. GAAP.

Effect on net income of significant differences between HK GAAP and U.S. GAAP is as follows:

		Year ended December 31,		
	Note	Pro forma combined 2001 *RMB'000*	**Consolidated 2002** ***RMB'000***	**Consolidated 2002** ***US$'000***
Net income under HK GAAP		1,588,077	**1,401,605**	**169,275**
U.S. GAAP adjustments:				
Capitalization of finance costs	(a)	94,949	**42,790**	**5,168**
Depreciation of capitalized finance costs	(a)	(25,517)	**(3,293)**	**(398)**
Depreciation of revalued fixed assets	(b)	134,300	**268,600**	**32,440**
Amortization of goodwill	(c)	—	**24,648**	**2,977**
Amortization of mining rights	(d)	4,755	**9,307**	**1,124**
Income tax effect of U.S. GAAP adjustments	(e)	(68,801)	**(63,780)**	**(7,703)**
Net income under U.S. GAAP		1,727,763	**1,679,877**	**202,883**
Income under U.S. GAAP before extraordinary gain on settlement of loan and interest payables		1,624,585	**1,679,877**	**202,883**
Extraordinary gain on settlement of loan and interest payables	(f)	103,178	**—**	**—**
Net income under U.S. GAAP		1,727,763	**1,679,877**	**202,883**
Basic and diluted net income per share under U.S. GAAP		RMB0.22	**RMB0.16**	**US$0.02**

109

Effect on owner's equity of significant differences between HK GAAP and U.S. GAAP is as follows:

		As of December 31,		
	Note	Consolidated 2001 *RMB'000*	**Consolidated 2002 *RMB'000***	**Consolidated 2002 *US$'000***
Owner's equity under HK GAAP		14,096,085	**15,523,947**	**1,874,873**
U.S. GAAP adjustments:				
Capitalization of finance costs	(a)	362,320	**405,110**	**48,926**
Depreciation on capitalized finance costs	(a)	(76,736)	**(80,029)**	**(9,665)**
Revaluation of fixed assets	(b)	(3,652,990)	**(3,384,390)**	**(408,743)**
Amortization of goodwill	(c)	—	**24,648**	**2,977**
Revaluation of mining rights	(d)	(280,342)	**(271,035)**	**(32,734)**
Income tax effect of U.S. GAAP adjustments	(e)	(140,131)	**(203,911)**	**(24,627)**
Owner's equity under U.S. GAAP		10,308,206	**12,014,340**	**1,451,007**

In preparing the summary of differences between HK GAAP and U.S. GAAP, the Directors are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the estimates of revenue and expenses. Accounting estimates have been employed in these financial statements to determine reported amounts, including realizability, useful lives of tangible assets and income taxes. Actual results could differ from those estimates.

(a) Capitalization of finance costs

Under HK GAAP, finance costs are capitalized to the extent that such costs are directly attributable to the construction of a qualifying asset. Under U.S. GAAP, finance costs capitalized are limited to the lower of actual finance costs incurred or avoidable finance costs. Avoidable finance cost is the amount that could have been avoided if expenditure for the qualifying assets had not been made, when qualifying expenditures have occurred and activities necessary to prepare the asset have begun.

The periodic depreciation expense under HK GAAP and U.S. GAAP differs as a result of the difference in the amount of interest capitalized under the two accounting standards.

(b) Depreciation of revalued fixed assets

Under HK GAAP, fixed assets transferred from Chinalco to the Group as part of the Reorganization were accounted for under the acquisition accounting method at July 1, 2001, the date of the Reorganization. As a result, the Group's fixed assets were revalued at fair value under HK GAAP. The fixed assets were appraised by China United Assets Appraisal Co Ltd. and Chesterton Petty Limited as of December 31, 2000 and as of June 30, 2001, respectively. Under U.S. GAAP, the new cost basis for the fixed assets was not established for the Group as the transfer was a transaction under common control. When an asset is transferred from the parent to its wholly-owned subsidiary, the subsidiary records the asset at the parent's carrying value.

(c) Amortization of goodwill

Under HK GAAP, goodwill resulting from acquisitions under purchase accounting is recognized as an asset and amortized on a straight-line basis over its estimated useful economic life over not more than 20 years. Under US GAAP, annual amortization of this amount ceased effective January 1, 2002. Goodwill is subjected to annual impairment testing and is written down if carrying value exceeds fair value.

(d) Revaluation of mining rights

As part of the Reorganization and pursuant to the Mining Rights Transfer Agreement, the Group acquired mining rights of eight bauxite mines and four limestone quarries from Chinalco for a consideration of RMB285,341,000. Under HK GAAP, mining rights acquired are capitalized and stated at acquisition cost less accumulated impairment losses. Amortization of mining rights is calculated on a straight-line basis over their estimated useful lives of no more than 30 years. Under U.S. GAAP, the new cost basis was not established for the Group as the transfer was a transaction under common control.

(e) Income tax effect of U.S. GAAP adjustments

Under U.S. GAAP, a deferred tax liability relating to the addition of the interest capitalization effect and deferred tax assets relating to the reversal of the fixed assets revaluation, goodwill amortization and mining rights are recognized.

(f) Extraordinary gain on settlement of loan and interest payables

As described in Note 7(a) to the financial statements, the Group recorded a gain on the settlement by Shanxi Aluminum Plant of the outstanding interest payable with State Development Bank of China. Shanxi Aluminum Plant had already paid tax previously regarding this interest waiver and therefore created a deferred tax asset. However, upon the Reorganization, the Group did not recognize the related deferred tax asset for book purposes because of the uncertainty of carrying forward deferred tax benefits from Chinalco.

Under HK GAAP, such gains are classified as items of operating income. Under U.S. GAAP, such gains would be classified as extraordinary items. The per share effects relating to the settlement are as follows:

	Year ended December 31,		
	2001	**2002**	**2002**
Basic and diluted net income per share under U.S. GAAP:			
Income before extraordinary gain on settlement of loan and interest payables	RMB0.21	**RMB0.16**	**US$0.02**
Extraordinary gain on settlement of loan and interest payables	RMB0.01	**Nil**	**Nil**

See Note (j) for recent US accounting pronouncement relating to reclassification of gains and losses from extinguishment of debt.

(g) Jointly owned assets

As described in Note 2(b)(ii) to the financial statements, prior to the Reorganization, under HK GAAP, the Group records its proportionate share of the jointly owned assets and liabilities at Guizhou Aluminum Complex. Under U.S. GAAP, the Group would record the entire amount of revenue and expenses arising from operations of such jointly owned assets. Therefore, compared to the amounts under HK GAAP for the year ended December 31, 2001, the corresponding amounts are higher under U.S. GAAP for sales of goods by RMB227,732,000, for cost of goods sold by RMB212,732,000, for general and administrative expenses by RMB15,000,000, and for depreciation by RMB15,000,0000.

(h) Financial instruments

Under U.S. GAAP, it is required to discuss the various market risks that the Group is exposed to as well as disclose the fair values of its financial instruments. The Group is exposed to the following types of market risk:

(i) Credit risk

The carrying amount of accounts receivable included in the balance sheet represent the Group's maximum exposure to credit risk in relation to its financial assets. The Group performs periodic credit evaluations of its customers and believes that adequate provision for uncollectable accounts receivable has been made in the financial statements.

None of the Group's major customers exceed 10% of total revenue and do not individually present a material risk to the Group's sales.

The Group maintains substantially all of its cash and cash equivalents in interest bearing accounts in several major financial institutions in the PRC. No other financial assets carry a significant exposure to credit risk.

The Group uses the majority of its futures contracts traded on the Shanghai Futures Exchange to hedge its sales and do not hold other derivatives instruement. The futures contracts are marked to market at balance sheet date and corresponding unrealized holding gains are recorded in income for the period. The unrealized holding gains for the years ended December 31, 2001 and 2002 were RMB500,000 and RMB13,180,000 respectively.

(ii) Interest rate risk

The Group is exposed to changes in interest rates due to its long-term debt obligations which are disclosed in Note 31 to the financial statements. The Group enters into debt obligations to support general corporate purposes including capital expenditures and working capital needs. The Group does not currently use any derivative instruments to modify the nature of its debt so as to manage its interest rate risk.

(h) Financial instruments *(continued)*

(iii) Foreign currency risk

The Group has assets and liabilities that are subject to fluctuations in foreign currency exchange rates. However, the Group does not use any derivative instruments to reduce its economic exposure to changes in exchange rates. As of December 31, 2001 and 2002, the Group had the following foreign currency denominated short-term deposits:

Short-term deposits	As of December 31, 2001 RMB'000	**2002 RMB'000**
U.S. Dollar denominated deposits	3,952	**609,855**
Hong Kong Dollar denominated deposits	—	**62,066**
Euro denominated deposits	4	**2,693**

The Group also had the foreign currency denominated accounts receivable as of December 31, 2001 and 2002:

Accounts receivables	As of December 31, 2001 RMB'000	**2002 RMB'000**
U.S. Dollar denominated accounts receivable	34,123	**4,115**
Euro denominated accounts receivable	42,253	**—**
Netherlands Guilder denominated accounts receivable	2,879	**—**

The Group had foreign currency denominated bank loans as of December 31, 2001 and 2002, details of which are disclosed in Note 31 to the financial statements.

(iv) Commodity price risk

As the Group sells primary aluminum at market prices, it is exposed to fluctuations in these prices. The Group uses a limited number of futures contracts to reduce its exposure to fluctuations in the price of primary aluminum.

(h) Financial instruments *(continued)*

(v) Fair values

The carrying amounts of the Group's financial assets including cash and cash equivalents, time deposits, investments, trade accounts receivable, bills receivable, amounts due from related parties and other receivables and financial liabilities including trade accounts payable, bills payable, short-term debts, due to related parties and other payables, approximate their fair values due to their short maturities. Accordingly, such financial instruments are not included in the following table that provides information about the carrying amounts and estimated fair values of other financial instruments, both on and off the balance sheets:

	As of December 31, 2001		**As of December 31, 2002**	
	Carrying value RMB'000	Estimated fair value RMB'000	**Carrying value RMB'000**	**Estimated fair value RMB'000**
Long-term loans:				
Bank loans	5,051,998	5,019,376	**5,154,208**	**5,134,018**
Other loans	1,664,105	1,664,105	**709,033**	**709,033**

The fair values of long-term loans are based on discounted cash flows using applicable discount rates based upon the prevailing market rates of interest offered to the Group for debt with substantially the same characteristics and maturities. Such discount rates ranged from 4.0% to 7.0% and 4.0% to 7.6% as of December 31, 2001 and 2002, respectively, depending on the type of the debt.

	As of December 31, 2001			**As of December 31, 2002**		
	Contract value RMB'000	Market value RMB'000	Fair value RMB'000	**Contract value RMB'000**	**Market value RMB'000**	**Fair value RMB'000**
Futures contracts	36,590	36,090	500	**467,691**	**454,511**	**13,180**

The fair values of futures contracts are based on quoted market prices. As of December 31, 2001 and 2002, the Group held futures contracts covering 2,120 tonnes and 33,320 tonnes of aluminum maturing in the first 3 months of 2002 and in the 7 months of 2003, respectively. Market prices of these aluminum futures contracts outstanding at December 31, 2001 and 2002 ranged from RMB12,900 to RMB13,900 per tonne and from RMB13,600 to RMB13,800 per tonne, respectively.

As of December 31, 2001, the Group also held futures contracts covering 565 tonnes of copper maturing in May of 2002. Market prices of these copper futures contracts outstanding as of December 31, 2001 ranged from RMB14,500 to RMB15,400 per tonne. As of December 31, 2002, no futures contract of copper was held by the Group.

Investments in unlisted equity securities are unquoted equity interests and there are no quoted market prices for such investments in the PRC. Accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs.

114

(i) Related party transactions

Chinalco is owned by the PRC government which also owns a significant portion of the productive assets in the PRC. Therefore, the majority of the Group's business activities had been conducted with enterprises directly or indirectly owned or controlled by the PRC government. For HK GAAP, the Group has disclosed in Note 35 to the financial statements transactions and balances with its immediate parent, Chinalco, and related companies. For U.S. GAAP purposes, the Group believes that it has provided meaningful disclosures of related party transactions through the major customer disclosures in (h)(i) and the transactions with its immediate parent disclosed in Note 35 to the financial statements. Although the majority of the Group's activities are with PRC government authorities and affiliates and other PRC controlled enterprises, none individually constitutes a major customer or supplier other than those disclosed.

(j) Recent U.S. accounting pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("FAS 143"). FAS 143 requires the recognition of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the carrying amount of the related long-lived asset is correspondingly increased. Over time, the liability is accreted to its present value and the related capitalized charge is depreciated over the useful life of the asset. FAS 143 is required to be adopted by the Group beginning on January 1, 2003. Management is currently accessing the impact that the new standard will have on the Group's financial position and results of the operation. Impact is not expected to be material.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("FAS 145"). This standard will require gains and losses from extinguishment of debt to be classified as extraordinary items only if they meet the criteria of unusual and infrequently occurring events and transactions in Opinion 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Any gain or loss on extinguishment will be recorded in the most appropriate line item to which it relates within net income before extraordinary items. FAS 145 is effective for fiscal years beginning after May 15, 2002; however, certain sections are effective for transactions occurring after May 15, 2002. Management is currently accessing the impact that the new standard will have on the Group's financial position and results of the operation. It is expected that gains on settlement of loan and interest payables of RMB103,178,000 for the year ended December 31, 2001 would be reclassified from extraordinary items to operating income.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This standard is effective for exit or disposal activities initiated after December 31, 2002. Management is currently accessing the impact that the new standard will have on the Group's financial position and results of the operation. Impact is not expected to be material.

(j) Recent U.S. accounting pronouncements *(continued)*

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure". This standard amends SFAS No. 123, "Accounting for Stock-Based Compensation" ("FAS 123"), to provide alternative methods of transition for an entity that voluntarily changes to a fair value based method of accounting for stock-based employee compensation, and amends disclosure provisions of FAS 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to such compensation. Management is currently assessing the details of the standard and is preparing a plan of implementation. Impact is not expected to be material.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements are effective for financial statements that end after December 15, 2002. The initial recognition and measurement provisions of FIN 45 apply to guarantees issued or modified after December 31, 2002. Management is currently accessing the impact that the new standard will have on the Group's financial position and results of the operation. Impact is not expected to be material.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). The objective of FIN 46 is to improve financial reporting by companies involved with variable interest entities. A variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights, or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Historically, entities generally were not consolidated unless the entity was controlled through voting interests. FIN 46 changes that by requiring a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns, or both. FIN 46 also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements of FIN 46 apply to existing entities in the first fiscal year or interim period beginning after June 15, 2003. Also, certain disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. Management is currently accessing the impact that the new standard will have on the Group's financial position and results of the operation. Impact is not expected to be material.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of Aluminum Corporation of China Limited (the "Company") will be held at 10:00 a.m. on Thursday, June 12, 2003 at Beijing Xinyuan Hotel, No. 6 Shen Fang Yuan, Haidian District, Beijing, People's Republic of China (the "PRC") for the following purposes:

1. to consider and approve the working report of the Board of Directors of the Company for the year ended December 31, 2002;

2. to consider and approve the working report of the Supervisory Committee of the Company for the year ended December 31, 2002;

3. to consider and approve the audited consolidated financial statements of the Company and the auditors' report for the year ended December 31, 2002;

4. to consider and approve the proposed profit distribution plan and the final dividend distribution plan of the Company for the year ended December 31, 2002 and to authorise the Board of Directors of the Company to distribute such dividend to shareholders;

5. to consider and determine (if appropriate) the remuneration of the Directors and Supervisors of the Company for the year ending December 31, 2003;

6. to consider and approve the appointment of PricewaterhouseCoopers, Hong Kong, Certified Public Accountants, and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (普華永道中天會計師事務所有限公司) as the Company's international and PRC auditors, respectively, to hold office until the conclusion of the following annual general meeting, and to authorise the audit committee of the Board of Directors of the Company to determine their remuneration;

7. to consider and , if thought fit, approve the following by way of special resolution

   "THAT:

   (1) there be granted to the Board of Directors of the Company an unconditional general mandate to issue, allot and deal with additional shares in the capital of the Company, whether Domestic Shares or H Shares, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

   (a) such mandate shall not extend beyond the Relevant Period save that the Board of Directors of the Company may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

   (b) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be alloted (whether pursuant to an option or otherwise) by the Board of Directors of the Company shall not exceed:

   (i) 20 per cent of the aggregate nominal amount of Domestic Shares of the Company in issue; and

   (ii) 20 per cent of the aggregate nominal amount of H Shares of the Company in issue,

   in each case as of the date of this Resolution; and

117

(c) the Board of Directors will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

For the purposes of this Resolution:

"Domestic Shares" means domestic invested shares in the share capital of the Company, of par value RMB 1.00 each, which are held in Renminbi by PRC investors;

"H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB 1.00 each, and which are subscribed for and traded in Hong Kong Dollars;

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(1) the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

(2) the expiration of the 12-month period following the passing of this Resolution; or

(3) the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

(2) contingent on the Board of Directors resolving to issue shares pursuant to sub-paragraph (1) of this Resolution, the Board of Directors be authorised to:

(a) approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new shares including, without limitation, the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreement);

(b) to determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities; and

(c) to increase the registered capital of the Company in accordance with the actual increase of capital by issuing shares pursuant to sub-paragraph (1) of this Resolution, to register the increased capital with the relevant authorities in the PRC and to make such amendments to the Articles of Association of the Company as it thinks fit so as to reflect the increase in registered capital of the Company.

8. to consider and approve proposals (if any) put forward at such meeting by any shareholder(s) holding 5 per cent or more of the shares carrying the right to vote at such meeting.

By order of the Board of Directors
Ding Haiyan
Company Secretary

April 14, 2003
Beijing, PRC

118

Notes:

(A) *The H Share register of the Company will be closed from Tuesday, May 13, 2003 to Thursday, June 12, 2003 (both days inclusive), during which no transfer of H Shares will be effected. Any holders of H Shares of the Company, whose name appear on the Company's Register of Members at the close of business on Monday, May 12, 2003, are entitled to attend and vote at the Annual General Meeting after completing the registration procedures for attending the meeting.*

The address of Hong Kong Registrars Limited is as follows:

Rooms 1712-16
17th Floor, Hopewell Centre
183 Queen's Road East
Hong Kong

(B) *Holders of H Shares, who intend to attend the Annual General Meeting, must complete the reply slips for attending the Annual General Meeting and return them to the Office of the Secretary to the Board of Directors of the Company not later than 20 days before the date of the Annual General Meeting, i.e. no later than Thursday, May 22, 2003.*

Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

No. 12B Fuxing Road
Haidian District
Beijing
People's Republic of China
Postal code: 100814

Tel: *86-10-6396 7331*
86-10-6396 1613
Fax: *86-10-6396 3874*

(C) *Each holder of H Shares who has the right to attend and vote at the Annual General Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Annual General Meeting. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. Each shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for the year 2002.*

(D) *The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified.*

(E) *To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (A) above, not less than 24 hours before the time for holding the Annual General Meeting or any adjournment thereof in order for such documents to be valid.*

(F) *Each holder of Domestic Shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on its behalf at the Annual General Meeting. Notes (C) to (D) also apply to holders of Domestic Shares, except that the proxy form or other documents of authority must be delivered to the Office of the Secretary to the Board of Directors, the address of which is set out in Note (B) above, not less than 24 hours before the time for holding the Annual General Meeting or any adjournment, thereof in order for such documents to be valid.*

(G) *If a proxy attends the Annual General Meeting on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the Annual General Meeting, such representative should produce his/her ID card and the notarised copy of the resolution passed by the Board of Directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.*

(H) *The Annual General Meeting is expected to last for half a day. Shareholders attending the Annual General Meeting are responsible for their own transportation and accommodation expenses.*

SIGNIFICANT EVENTS

1. Upon the exercise of the Over-allotment Option on January 10, 2002, the Company issued an additional 146,958,153 new H shares and Chinalco together with three other minority shareholders sold a total number of 14,695,815 domestic shares which were converted into H shares to the public. After the Global Offering, the Company has 10,499,900,153 issued shares, comprising 7,750,010,185 domestic shares and 2,749,889,968 H shares.

2. On May 31, 2002, Mr. Ding Haiyan resigned as an executive Director but remained as Company Secretary of the Company. At the Company's 2001 Annual General Meeting on June 12, 2002, Mr. Yan Yufu was appointed as an executive Director to fill the vacancy left by the resignation of Mr. Ding Haiyan.

3. On June 12, 2002, the resolutions, among others, (a) to amend the Articles of Association of the Company to reflect the changes in the registered capital of the Company upon completion of the Global Offering and to increase the number of directors from seven to nine; and (b) to appoint Mr. Chen Xiaozhou and Mr. Joseph C. Muscari as non-executive Directors, were approved at the 2001 Annual General Meeting.

4. On July 5, 2002, the revised Articles of Association were approved by the State Economic and Trade Commission.

5. On December 18, 2002, the Company and Alcoa Inc. jointly announced the postponement of the establishment of the Pingguo Joint Venture to the second half of 2003.

120



中国铝业股份有限公司
ALUMINUM CORPORATION OF CHINA LIMITED


CHALCO

Aluminum Corporation of China Limited*

中國鋁業股份有限公司

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

REPLY SLIP

To: Aluminum Corporation of China Limited (the "Company")

I/We[1] (Chinese name):____________________ (English name):____________________ of ____________________

____

being the registered holder(s) of[2] ____________________ domestic/H[3] share(s) of RMB 1.00 each in the capital of the Company, hereby inform the Company that I/we intend to attend (in person or by proxy) the Annual General Meeting of the Company to be held at 10:00 am on Thursday, June 12, 2003 at Beijing Xinyuan Hotel, No. 6 Shen Fang Yuan, Haidian District, Beijing, the People's Republic of China.

Date: ____________________ 2003 Signature(s): ____________________

Notes:

1. Please insert full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in block letters.
2. Please insert the number of shares registered under your name(s).
3. Please delete the inappropriate.
4. The completed and signed reply slip should be delivered to the registered address of the Company at No. 12B, Fuxing Road, Beijing 100814, the People's Republic of China on or before Thursday, May 22, 2003 personally or by mail or fax (fax number: (8610) 6396 3874).

** For identification purpose only*



CHALCO

Aluminum Corporation of China Limited*

中國鋁業股份有限公司

(在中華人民共和國註冊成立的股份有限公司)

回執

致：中國鋁業股份有限公司(「公司」)

本人／吾等(註1)(中文名稱)：＿＿＿＿＿＿＿＿＿＿＿＿＿＿(英文名稱)：＿＿＿＿＿＿＿＿＿＿＿＿＿＿

地址為＿＿

＿＿

為公司股本中每股面值人民幣1.00元之＿＿＿＿＿＿＿＿＿＿股(註2)內資股／H股(註3)的註冊持有人，茲通知公司，本人／吾等擬親自或委託代理人出席公司於二零零三年六月十二日(星期四)上午十時正在中華人民共和國北京海淀區什坊院6號京都信苑飯店舉行的股東週年大會。

日期：二零零三年＿＿＿＿＿月＿＿＿＿＿日　　　　簽署：＿＿＿＿＿＿＿＿＿＿＿＿

附註：

1. 請用正楷填上全名(中文或英文，須與登記在股東名冊的相同)及地址。
2. 請填上以閣下名義登記的股份數目。
3. 請刪去不適用者。
4. 請將此回執在填妥及簽署後於二零零三年五月二十二日(星期四)或以前送達公司的法定註冊地址。公司的法定註冊地址為中華人民共和國北京市復興路乙12號郵編100814。此回執可親身交回公司，亦可以郵遞或圖文傳真方式交回。圖文傳真號碼為(8610)6396 3874。

**僅供識別*

124


CHALCO

Aluminum Corporation of China Limited*

中國鋁業股份有限公司

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

FORM OF PROXY FOR ANNUAL GENERAL MEETING TO BE HELD ON THURSDAY, JUNE 12, 2003

No. of shares to which this Proxy relates[1]	
Type of shares (domestic shares or H shares) to which this Proxy relates[2]	

I/We[3] ____

of ____

being shareholder(s) of ALUMINUM CORPORATION OF CHINA LIMITED (the "Company") hereby appoint[4] the Chairman of the Meeting or ______________ ______________ of ______________ as my/our proxy to attend, act and vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held at Beijing Xinyuan Hotel, No. 6 Shen Fang Yuan, Haidian District, Beijing, the People's Republic of China on Thursday, June 12, 2003 at 10:00 am and at any adjournment thereof as hereunder indicated in respect of the resolutions set out in the Notice of Annual General Meeting, and, if no such indication is given, as my/our proxy thinks fit.

RESOLUTIONS	For[5]	Against[5]
1. to consider and approve the working report of the Board of Directors of the Company for the year ended December 31, 2002;		
2. to consider and approve the working report of the Supervisory Committee of the Company for the year ended December 31, 2002:		
3. to consider and approve the audited consolidated financial statements of the Company and the auditors' report for the year ended December 31, 2002;		
4. to consider and approve the proposed profit distribution plan and the final dividend distribution plan of the Company for the year ended December 31, 2002 and to authorize the Board of Directors of the Company to distribute such dividend to shareholders;		
5. to consider and determine (if appropriate) the remunerations of the Directors and Supervisors of the Company for the year ending December 31, 2003;		
6. to consider and approve the appointment of PricewaterhouseCoopers, Hong Kong, Certified Public Accountants, and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (普華永道中天會計師事務所有限公司) as the Company's international and PRC auditors, respectively, to hold office until the conclusion of the following annual general meeting, and to authorise the audit committee of the Board of Directors of the Company to determine their remunerations;		
SPECIAL RESOLUTION	**For[5]**	**Against[5]**
7. To consider and approve the proposed Special Resolution *(see overleaf for full resolution)*		

Dated this ______________ day of ______________ 2003 Signature(s)[6]: ______________

Notes:

Important: You should first review the annual report of the Company for the year 2002 before appointing a proxy.

1. Please insert the number of shares registered in your name(s) to which the proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
2. Please also insert the type of shares (domestic shares or H shares) to which the proxy relates.
3. Please insert the full name(s) (in Chinese or in English, as shown in the register of members) and registered address(es) in BLOCK LETTERS.
4. If any proxy other than the Chairman of the Meeting is preferred, delete the words "the Chairman of the Meeting or" and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. A proxy need not be a shareholder of the Company. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE DULY INITIALLED BY THE PERSON(S) WHO SIGN(S) IT.
5. IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE INDICATE WITH A "✓" IN THE BOX MARKED "FOR". IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, INDICATE WITH A "✓" IN THE BOX MARKED "AGAINST". If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his discretion. Your proxy will also be entitled to vote at his discretion on any resolutions properly put to the Meeting other than those referred to in the Notice convening the Meeting.
6. This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If this form of proxy is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified.
7. Where there are joint registered holders of any share, any one of such persons may vote at the Meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto, but if more than one of such joint holders is present at the Meeting, personally or by proxy, then one of the persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof.
8. To be valid, for holders of domestic shares, this form of proxy, together with the notarially certified power of attorney or other document of authorisation, must be delivered to the registered address of the Company, Aluminum Corporation of China Limited, No. 12B, Fuxing Road, Beijing, the People's Republic of China 100814, not less than 24 hours before the time appointed for the Meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited, Rms 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong within the same period.

* *For identification purpose only*

7. **To consider and approve the following by way of special resolution:**

"THAT

(1) there be granted to the Board of Directors of the Company an unconditional general mandate to issue, allot and deal with additional shares in the capital of the Company, whether Domestic Shares or H Shares, and to make or grant offers, agreements and options in respect thereof, subject to the following conditions:

(a) such mandate shall not extend beyond the Relevant Period save that the Board of Directors of the Company may during the Relevant Period make or grant offers, agreements or options which might require the exercise of such powers after the end of the Relevant Period;

(b) the aggregate nominal amount of shares allotted or agreed conditionally or unconditionally to be alloted (whether pursuant to an option or otherwise) by the Board of Directors of the Company shall not exceed:

(i) 20 per cent of the aggregate nominal amount of Domestic Shares of the Company in issue; and

(ii) 20 per cent of the aggregate nominal amount of H Shares of the Company in issue,

in each case as at the date of this Resolution; and

(c) the Board of Directors will only exercise its power under such mandate in accordance with the Company Law of the PRC and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as the same may be amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained;

For the purposes of this Resolution:

"Domestic Shares" means domestic invested shares in the share capital of the Company, of par value RMB 1.00 each, which are held in Renminbi by PRC investors;

"H Shares" means the overseas-listed foreign invested shares in the share capital of the Company with a par value RMB 1.00 each, and which are subscribed for and traded in Hong Kong dollars;

"Relevant Period" means the period from the passing of this Resolution until the earliest of:

(1) the conclusion of the next annual general meeting of the Company following the passing of this Resolution; or

(2) the expiration of the 12-month period following the passing of this Resolution; or

(3) the date on which the authority set out in this Resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting; and

(2) contingent on the Board of Directors resolving to issue shares pursuant to sub-paragraph (1) of this Resolution, the Board of Directors be authorised to:

(a) approve, execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such new shares including, without limitation, the time and place of issue, making all necessary applications to the relevant authorities, entering into an underwriting agreement (or any other agreement);

(b) to determine the use of proceeds and to make all necessary filings and registrations with the relevant PRC, Hong Kong and other authorities; and

(c) to increase the registered capital of the Company in accordance with the actual increase of capital by issuing shares pursuant to sub-paragraph (1) of this Resolution, to register the increased capital with the relevant authorities in the PRC and to make such amendments to the Articles of Association of the Company as it thinks fit so as to reflect the increase in registered capital of the Company."

7. 審議及通過以下議案為特別決議案：

「動議：

(1) 在依照下列條件的前提下，給予本公司董事會無條件及一般權力以發行、配發及處理本公司股本中之額外股份(不論是內資股或H股)，及就該等股份訂立或授予發售建議，協議或購買權：

(a) 除本公司董事會可於有關期間內訂立或授予發售建議、協議或購買權而該發售建議、協議或購買權可能需要在有關期間結束後進行或行使外，該授權不得超逾有關期間；

(b) 由本公司董事會批准配發或有條件或無條件同意配發(不論是否根據購買或其他原因配發)之股本面值總額不得超過；

(i) 於通過本決議案的日期已發行的本公司內資股總面值之20%；及

(ii) 於通過本決議案的日期已發行的本公司H股總面值之20%，

兩者情況均以此決議案日期為準；及

(c) 董事會僅在符合(不時修訂之)中國公司法及香港聯合交易所有限公司證券上市規則及在獲得中國證券監督管理委員會及／或其他有關之中國政府機關批准的情況下方會行使上述的權力；

就本決議案而言：

「內資股」指就本公司股本中每股面值1.00元人民幣由中國投資者以人民幣持有之國內投資股份；

「H股」指本公司股本中每股面值1.00元人民幣以港元持有及買賣之境外上市外資股；

「有關期間」指由本決議案獲得通過之日起至下列三者最早之日期止之期間；

(1) 在本決議案通過後，本公司下屆股東週年大會結束時；或

(2) 在本決議案通過後12個月屆滿之日；或

(3) 於股東大會上通過本公司特別決議案撤銷或更改本決議案所授予之授權之日；

(2) 董事會決定根據本決議案第(1)分段決議發行股份的前提下，授權董事會：

(a) 批准、簽訂、作出、促使簽訂及作出所有其認為是與發行該等新股有關的所有檔、契約和事宜(包括但不限於發行之時間及地點，向有關機關提出所有必須之申請，訂立包銷協議(或任何其他協議))；

(b) 釐定所得款項之用途及於中國、香港及其他有關機關作出必須之存檔及註冊；

(c) 根據本決議案第(1)分段發行的股份增加本公司之註冊股本，向中國之有關機構註冊經增加之資本，並對本公司章程作出其認為合適的修改，以便反映新增註冊股本。」



Aluminum Corporation of China Limited*
中國鋁業股份有限公司

(在中華人民共和國註冊成立的股份有限公司)

於二零零三年六月十二日(星期四)舉行的股東週年大會之委托書

與本委托書有關之股份數目(附註1)	
與本委托書有關之股份類別(內資股或H股)(附註2)	

本人／吾等*(附註3)* ______________________________

地址為______________________________為中國鋁業股份有限公司(「本公司」)股東，現委任大會主席，或 ______________________________

地址為 ______________________________ *(附註4)*

為本人／吾等的代理人，代表本人／吾等出席二零零三年六月十二日(星期四)上午十時正於中華人民共和國北京海淀區什坊院6號京都信苑飯店舉行的本公司股東週年大會及其任何續會，並依照下列指示代表本人／吾等就股東週年大會通告所列決議案投票，如無作出指示，則由本人／吾等的代理人自行酌情投票表決。

決議案	**贊成***(附註5)*	**反對***(附註5)*
1. 審議及批准本公司截至2002年12月31日止年度董事會報告；		
2. 審議及批准本公司截至2002年12月31日止年度監事會報告；		
3. 審議及批准本公司截至2002年12月31日止年度經審計的綜合財務報告及核數師報告；		
4. 審議及批准本公司截至2002年12月31日止年度利潤分配方案、截至2001年12月31日止年度末期股息派發方案、授權公司董事會向公司股東派發該末期股息；		
5. 審議及確定(如適用)本公司董事及監事截至2003年12月31日止年度酬金；		
6. 審議及批准聘任羅兵咸永道會計師事務所(香港執業會計師)及普華永道中天會計師事務所有限公司分別為本公司的國際及國內核數師，任期至下屆股東週年大會結束及授權董事會及審核委員會決定其酬金；		
特別決議案	**贊成***(附註5)*	**反對***(附註5)*
7. 審議及批准建議之特別決議案(決議案全文請參閱背頁)		

日期：二零零三年 ________ 月 ________ 日　　　　簽署*(附註6)* ______________

附註：

1. **注意：　閣下委任代理人之前，請先閱覽本公司二零零二年年報。**
2. 請填上以　閣下名義登記與本委任書有關之股份數目，如未有填上數目，則本委任書將被視為與本公司股本中所有以　閣下名義登記的股份有關。亦請　閣下填上本委任書有關股份類別(內資股或H股)。
3. 請用正楷填上全名(中文或英文，須與登記在股東名冊的相同)及地址。
4. 如欲委派大會主席以外的人士為代理人，請將「大會主席，或」的字樣刪去，並在空格內填上　閣下擬委派的代理人姓名及地址。股東可委任一位或多位代理人出席及投票，受委任代理人毋須為本公司股東。委任超過一名代理人的股東，其代理人只可以投票方式行使表決權。本代理人委任書的任何更改，均須由簽署人正楷簽示可。
5. 注意：　閣下如欲投票贊成任何議案，請在「贊成」欄內加上「✓」；如欲投票反對議案，則請在「反對」欄內加上「✓」。如無任何指示，　閣下的代理人可自行酌情投票。　閣下的代理人除大會通告所述的決議案外，亦可就正式提呈大會的任何決議案自行酌情投票。
6. 本委托書必須由　閣下或　閣下的正式書面授權人簽署。如委托人為一法人，則委托書必須蓋上法人印章，或經由其法人代表或其他正式授權人簽署。如果本委托書由委托人的授權人簽署，則授權其簽署的授權書或其他授權文件須經過公證。
7. 任何股份由聯名註冊持有人持有，則任何該等人士均可親身或委托代理人在大會投票，猶如彼等可單獨有權就該股份投票一樣，惟超過一名聯名註冊持有人親身或委托代理人出席大會，則僅可由名列股東名冊內有關聯名註冊持有人中排名首位的出席者就有關股份進行投票。
8. 就內資股持有人而言，本委托書連同經公證的授權書或其他授權文件必須於股東週年大會舉行24小時前送往本公司之法定註冊地址：中國鋁業股份有限公司，中華人民共和國北京市复興路乙12號郵編100814，方為有效。就H股持有人而言，上述文件必須於相同期間內送達香港證券登記有限公司，地址為香港灣仔皇后大道東合和中心17樓1712-16室，方為有效。

* *僅供識別*

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALUMINUM CORPORATION OF CHINA LIMITED

By: 

Name: Liang Zhongxiu
Title: Executive Director

Dated: April 30, 2003

HKDOCS01/86972.1